WRITTEN CONSENT OF THE INCORPORATORS
OF
BNNANO, INC.

The undersigned sole incorporator of BNNano, Inc., a North Carolina corporation (the "**Company**"), does hereby adopt the following resolutions pursuant to the provisions of Section 55-2-05 of the North Carolina Business Corporation Act by signing his written consent hereto.

ELECTION OF INITIAL DIRECTORS

RESOLVED, that the following individuals are hereby elected as the initial directors of the Company:

Steven Wilcenski
Jason Taylor

RESOLVED FURTHER, that each of Steven Wilcenski, and Jason Taylor shall each serve as a member of the Company's Board of Directors until the earlier of his resignation, removal or the election of his or her duly qualified successor.

RESIGNATION OF INCORPORATORs

RESOLVED, that the undersigned incorporators of the Company hereby resign as the incorporators of the Company effective as of and contemporaneously with the above election of the initial directors of the Company.

_____
Steven Wilcenski, Incorporator

_____
Jason Taylor, Incorporator

Dated: 3rd date of April, 2018

AMENDED AND RESTATED BYLAWS

OF

BNNANO, INC.

Effective Date: April 3, 2018

ARTICLE I
OFFICES

1.   Principal Office. The principal office of the Company shall be located in Wake County, North Carolina or at such place as is designated by the Board of Directors of the Company (the "**Board**").

2.   Registered Office. The registered office of the Company required by law to be maintained in the State of North Carolina may be, but need not be, identical to the principal office of the Company.

3.   Other Offices. The Company may have offices at such other places, either within or without the State of North Carolina, as the Board may from time to time determine or as the business of the Company may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

1.   Place of Meetings. All meetings of the shareholders shall be held at the principal office of the Company or at such other place, either within or without the State of North Carolina, as shall be designated in the notice of the meeting or agreed upon by the Board.

2.   Annual Meeting. The annual meeting of the shareholders shall be held during the month of April of each year on any day in that month (except a Saturday, Sunday or a legal holiday) and at such time as is determined by the Board, for the purpose of electing directors of the Company and for the transaction of such other business as may be properly brought before the meeting.

3.   Substitute Annual Meeting. If the annual meeting is not held on the day designated by these Bylaws, a substitute annual meeting may be called in accordance with the provisions of this paragraph 3 of this Article II. A meeting so called shall be designated and treated for all purposes as the annual meeting.

4.   Special Meetings. Special meetings of the shareholders may be called at any time by the Chief Executive Officer, the President, the Secretary of the Company or the Board. In addition, special meetings of the shareholders shall be called by the Chief Executive Officer, the President or the Secretary pursuant to the written request of the holders of not less than one-tenth of all of the votes entitled to be cast on any issue proposed to be considered at the meeting.

5.   Notice of Meetings.

        (a)   Written notice stating the time and place of the meeting shall be delivered not less than ten (10) nor more than sixty (60) days before the date thereof, either personally, by facsimile transmission, mail, private carrier or electronic means, or by any other means permitted by law, by or at the direction of the Board, Chief Executive Officer, President, Secretary or other person calling the meeting, to each shareholder of record entitled to vote at such meeting; provided that such notice must be given to all shareholders, including non-voting shareholders, with respect to any meeting at which a merger, share exchange, sale, lease, exchange or other disposition of all or substantially all of the property of the Company other than in the regular course of business, or voluntary dissolution is to be considered and in such other instances as required by law.

(b)   In the case of an annual or substitute annual meeting, the notice of meeting need not specifically state the business to be transacted thereat unless it is a matter, other than election of directors, on which the vote of the shareholders is expressly required by the provisions of the North Carolina Business Corporation Act or notice of such purpose is otherwise required by law to be provided. In the case of a special meeting, the notice of meeting shall include a description of the purpose or purposes for which the meeting is called.

(c)   When a meeting is adjourned for more than one hundred twenty (120) days or a new record date is or must be fixed as required by law, notice of the adjourned meeting shall be given as in the case of an original meeting. When a meeting is adjourned for one hundred twenty (120) days or less in any one adjournment, it shall not be necessary to give any notice of the new date, time and place of the adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which the adjournment is taken.

(d)   A shareholder in a signed writing may waive notice of any meeting before or after the date and time stated in the notice by delivering such waiver to the Company for inclusion in the minutes of such meeting or for filing with the corporate records. Attendance by a shareholder at a meeting constitutes a waiver of notice of such meeting, unless at the beginning of the meeting the shareholder objects to holding the meeting or the transaction of business at the meeting, or objects to considering a matter not within the purpose or purposes described in the meeting notice before the vote on such matter is taken.

6.   Shareholders List. After fixing the record date for a meeting, the Secretary shall prepare an alphabetical list of the shareholders entitled to notice of such meeting or any adjournment thereof, arranged by voting group, class and series, with the address of and number of shares held by each shareholder. Such list shall be kept on file at the principal office of the Company, or at a place identified in the meeting notice in the city where the meeting will be held, beginning two (2) business days after notice of such meeting is given and continuing through the meeting, and on written demand shall be subject to inspection or copying by any shareholder, his agent or attorney at any time during regular business hours. This list also shall be produced and kept open at the time and place of the meeting and shall be subject to inspection by any shareholder, his agent or attorney during the entire time of the meeting.

7.   Quorum.

(a)   Unless otherwise provided by law, a majority of the votes entitled to be cast on a matter by a separate voting group shall constitute a quorum of such voting group on that matter at a meeting of the shareholders. A separate voting group may only take action on a matter at a meeting if a quorum of those shares is present. In the absence of a quorum at the opening of any meeting of the shareholders, such meeting may be adjourned from time to time by the vote of a majority of the shares voting on the motion to adjourn, but no other business may be transacted until and unless a quorum is present. When a quorum is present at any adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If a quorum is present at the original meeting, a quorum need not be present at an adjourned meeting to transact business unless a new record date is or must be set for that adjourned meeting.

(b)   At a meeting at which a quorum is present, a separate voting group may continue to do business until adjournment, notwithstanding the withdrawal of sufficient shareholders to leave less than a quorum of the separate voting group.

8. <u>Voting of Shares and Voting Groups</u>.

(a)   Except as otherwise provided by the Articles of Incorporation or by law, each outstanding share having voting rights shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of the shareholders. All shares entitled to vote and be counted together collectively on a matter as provided by the Articles of Incorporation or by the North Carolina Business Corporation Act shall constitute a single voting group. Additional required voting groups shall be determined in accordance with the Articles of Incorporation, these Bylaws and the North Carolina Business Corporation Act.

(b)   Except in the election of directors, at a shareholder meeting duly held and at which a quorum is present, action on a matter by a voting group shall be approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the vote by a greater number is required by law or by the Articles of Incorporation or by these Bylaws. For such actions, abstentions shall not be treated as negative votes. Corporate action on such matters shall be taken only when approved by each and every voting group entitled to vote as a separate voting group on such matter as provided by the Articles of Incorporation, these Bylaws or the North Carolina Business Corporation Act.

(c)   Voting on all matters shall be by voice vote or by a show of hands unless the holders of one-tenth $(1/10^{th})$ of the shares represented at the meeting shall, prior to the voting on any matter, demand a ballot vote on that particular matter.

(d)   Shares of the Company shall not be entitled to vote if they are owned, directly or indirectly, by another corporation in which the Company owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation; provided that this provision does not limit the power of the Company to vote its own shares held by it in a fiduciary capacity.

9.   <u>Proxies</u>. Shares may be voted either in person or by one or more agents authorized by a written proxy executed by the shareholder or by his duly authorized attorney-in-fact. A proxy shall not be valid after the expiration of eleven (11) months from the date of its execution, unless the person executing it specifies therein the length of time for which it is to continue in force, or limits its use to a particular meeting. Any proxy shall be revocable by the shareholder unless the written appointment expressly and conspicuously provides that it is irrevocable and the appointment is coupled with an interest as required by law. Proxies may be provided in any form or manner permitted by applicable law.

10.   <u>Inspectors of Election</u>.

(a)   <u>Appointment of Inspectors of Election</u>. In advance of any meeting of shareholders, the Board may appoint any persons, other than nominees for office, as inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election are not so appointed, the chairman of any such meeting may appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment by the Board in advance of the meeting or at the meeting by the person acting as chairman.

(b)   <u>Duties of Inspectors</u>. The inspectors of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, receive votes, ballots or consents, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes or consents, determine the result and do such acts as may be proper to conduct the election or vote with fairness to all shareholders. The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical.

   (c) Vote of Inspectors. If there are three (3) inspectors of election, the decision, act or certificate of a majority shall be effective in all respects as the decision, act or certificate of all.

   (d) Report of Inspectors. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge or question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be a prima facie evidence of the facts stated therein.

  11. Informal Action by Shareholders.

   (a) To the full extent permitted by the North Carolina Business Corporation Act as it may be amended from time to time, any action which is required or permitted to be taken at a meeting of the shareholders may be taken, without a meeting and without prior notice, by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated consent must be filed with the Secretary to be kept with the corporate records, whether done before or after the action so taken, but in no event later than sixty (60) days after the earliest dated consent delivered in accordance with this paragraph. When corporate action is taken without a meeting by less than unanimous written consent, notice shall be given to those shareholders who have not consented in writing within ten (10) days after such action is taken. Consent by shareholders to action taken without meeting may be in electronic form and delivered by electronic means.

   (b) Action by the shareholders to elect directors at an annual meeting of shareholders may only be taken without a meeting if signed by all of the shareholders entitled to vote thereon.


ARTICLE III
DIRECTORS


  1. General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by, the Board or by such committees as the Board may establish pursuant to these Bylaws.

  2. Number, Term and Qualification. Except as otherwise provided in the Articles of Incorporation, the number of directors which shall constitute the whole Board shall be determined from time to time by resolution of the shareholders or the Board, but in no event shall be less than one (1). Each director shall hold office until his death, resignation, retirement, removal, disqualification or his successor is elected and qualified. Directors need not be residents of the State of North Carolina or shareholders of the Company.

  3. Election of Directors. Except as otherwise provided in these Bylaws, directors shall be elected at the annual meeting of shareholders, and those persons who receive the highest number of votes at a meeting at which a quorum is present shall be deemed to have been elected.

  4. Removal. Directors may be removed from office with or without cause by a vote of shareholders holding a majority of the outstanding shares entitled to vote at an election of directors; provided that the notice of the shareholders' meeting at which such action is to be taken states that a purpose of the meeting is removal of the director and the number of votes cast to remove the director exceeds the number of votes cast not to remove him. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. Unless otherwise provided in the Articles of Incorporation, the entire Board may be removed from office with or without cause by the affirmative vote of a majority of the votes entitled to be cast at any election of directors.

5.   Vacancies. A vacancy occurring on the Board, including, without limitation, a vacancy created by an increase in the authorized number of directors or resulting from the shareholders' failure to elect the full authorized number of directors, may be filled by the Board or, if the directors remaining in office constitute less than a quorum of the directors, they may fill the vacancy by the affirmative vote of a majority of all remaining directors or by the sole remaining director. If the vacant office was held by a director elected by a voting group, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. The shareholders may elect a director at any time to fill any vacancy not filled by the directors.

6.   Chairman. There may be a Chairman of the Board elected by the directors from their number at any meeting of the Board. The Chairman shall preside at all meetings of the Board and of shareholders and perform such other duties as may be directed by the Board. Until a Chairman of the Board is elected, the Chief Executive Officer shall preside at the meetings of the Board and shareholders.

7.   Compensation. The Board may provide for the compensation of directors for their services as such and may provide for the payment of any and all expenses incurred by the directors in connection with such services.

8.   Executive and Other Committees.

(a)   The Board, by resolution adopted by a majority of the number of directors then in office, may designate from among its members an Executive Committee and one (1) or more other committees, each consisting of two (2) or more directors and each of which, to the extent authorized by law or provided in one (1) or more resolutions adopted by the Board, shall have and may exercise all of the authority of the Board, except no such committee shall: (i) authorize distributions; (ii) approve or propose to shareholders actions required by the North Carolina Business Corporation Act to be approved by shareholders; (iii) fill vacancies on the Board or on any of its committees; (iv) amend the Company's Articles of Incorporation pursuant to N.C.G.S. 55-10-02; (v) adopt, amend or repeal these Bylaws; (vi) approve a plan of merger not requiring shareholder approval; (vii) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board; or (viii) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board may authorize a committee (or a senior executive officer of the Company) to do so within limits specifically prescribed by the Board.

(b)   Any resolutions adopted or other action taken by any such committee within the scope of the authority delegated to it by the Board shall be deemed for all purposes to be adopted or taken by the Board. The designation of any committee and the delegation thereto of authority shall not operate to relieve the Board, or any member thereof, of any responsibility or liability imposed upon it or him by law.

(c)   Regular meetings of any such committee may be held without notice at such time and place as such committee may fix from time to time. Special meetings of any such committee may be called by any member thereof upon not less than two (2) days' notice stating the place, date and hour of such meeting. Any member of any committee may in a signed writing waive notice of any meeting, and no notice of any meeting need be given to any member thereof who attends in person.

(d)   A majority of the members of any such committee shall constitute a quorum for the transaction of business at any meeting thereof, and actions of such committee must be authorized by the affirmative vote of a majority of the members of such committee.

(e)   Any member of any such committee may be removed at any time with or without cause by resolution adopted by a majority of the Board.

(f)   Any such committee may fix its own rules of procedure which shall not be inconsistent with these Bylaws. It shall keep regular minutes of its proceedings and report the same to the Board for its information.


ARTICLE IV
MEETINGS OF DIRECTORS

1.   Regular Meetings. The Board may provide, by resolution, the time and place, either within or without the State of North Carolina, for the holding of regular meetings of the Board.

2.   Special Meetings. Special meetings of the Board may be called by or at the request of the Chairman of the Board (if one (1) has been duly elected), the Chief Executive Officer, the President or any two (2) directors. Such meetings may be held either within or without the State of North Carolina.

3.   Notice of Meetings.

(a)   Regular meetings of the Board may be held without notice.

(b)   The person or persons calling a special meeting of the Board shall, at least two (2) days before the meeting, give notice thereof either personally or by facsimile transmission, mail private carrier or electronic means, or by any other means permitted by law. Notice of an adjourned meeting need not be given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed ten (10) days in any one adjournment.

(c)   A director, in a signed writing, may waive notice of any meeting before or after the date and time stated in the notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened and does not vote for or assent to action taken at the meeting.

4.   Quorum. A majority of the directors in office immediately before the meeting shall constitute a quorum for the transaction of business at any meeting of the Board.

5.   Manner of Acting.

(a)   Except as otherwise provided in this paragraph 5, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless a greater number is required by law, the Articles of Incorporation or a Bylaw adopted by the shareholders.

(b)   A director who is present at a meeting of the Board at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he objects at the beginning of the meeting (or promptly upon his arrival) to holding it or transacting business at the meeting or unless his contrary vote is recorded or his dissent is otherwise entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent to the Secretary immediately after the adjournment of the meeting. Such right of dissent shall not apply to a director who voted in favor of such action.

(c)   The vote of a majority of the number of directors then in office shall be required to adopt a resolution constituting an Executive Committee or other committee of the Board. The vote of a majority of the directors then holding office shall be required to adopt, amend or repeal a Bylaw or to adopt a resolution dissolving the Company without action by the shareholders in circumstances authorized by law. Vacancies in the Board may be filled as provided in paragraph 5 of Article III of these Bylaws.

6.   Informal Action by Directors. Action taken by the directors or members of a committee of the Board without a meeting is nevertheless Board or committee action if written consent to the action in question is signed by all of the directors or members of the committee, as the case may be, and filed with the minutes of the proceedings of the Board or committee, whether done before or after the action so taken. Such action will become effective when the last director or committee member signs the written consent, unless the written consent specifies a different date. A director's consent to action taken without meeting may be in electronic form and delivered by electronic means.

7.   Attendance by Telephone. Any one or more directors or members of a committee may participate in a meeting of the Board or committee by means of a conference telephone or similar communications device which allows all persons participating in the meeting to hear each other simultaneously, and such participation in the meeting shall be deemed present in person at such meeting.

ARTICLE V
OFFICERS

1.   Number. The officers of the Company shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers as the Board may from time to time appoint. Any two (2) or more offices, other than those of Chief Executive Officer and President on the one hand, and Secretary on the other hand, or any combination thereof, may be held by the same person. In no event, however, may an officer act in more than one capacity where action of two or more officers is required.

2.   Appointment and Term. The officers of the Company shall be appointed by the Board. Such appointment may be made at any regular or special meeting of the Board. Each officer shall hold office until his death, resignation, retirement, removal, disqualification, or his successor is appointed and qualified.

3.   Removal. Any officer or agent appointed by the Board may be removed by the Board with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.   Compensation. The compensation of all officers of the Company shall be fixed by the Board.

5.   Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board, supervise and control the management of the Company in accordance with these Bylaws. The Chief Executive Officer shall, in the absence of a Chairman of the Board, preside at all meetings of the Board and shareholders; shall sign, with any other proper officer, certificates for shares of the Company and any deeds, mortgages, bonds, contracts or other instruments which may be lawfully executed on behalf of the Company, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be delegated by the Board to some other officer or agent; and, in general, shall perform all duties incident to the office and such other duties as may be prescribed by the Board from time to time.

6.   President. If the Board has not designated the Chairman of the Board or another officer as the Chief Executive Officer, the President shall be the Chief Executive Officer and perform the duties and exercise the powers of that office. In addition, the President shall perform all duties incident to the office of the President and such other duties and shall have such other powers as the Board or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. If the Board has designated a Chief Executive Officer, the President shall, in the absence or disability of the Chief Executive Officer, exercise the powers of that office.

7.   Vice Presidents. The Vice Presidents, in the order of their appointment, unless otherwise determined by the Board, shall, in the absence or disability of the President, perform the duties and exercise the powers of that office. In addition, they shall perform such other duties and have such other powers as the President or the Board shall prescribe.

8.   Secretary. The Secretary shall keep accurate records of the acts and proceedings of all meetings of shareholders, the Board and committees thereof. The Secretary shall give all notices required by law and by these Bylaws. The Secretary shall maintain the corporate books and records and the corporate seal, and the Secretary shall affix the corporate seal to any lawfully executed instrument requiring the corporate seal. The Secretary shall maintain the stock transfer books of the Company and shall keep, at the registered or principal office of the Company, a record of shareholders showing the name and address of each shareholder and the number and class of the shares held by each. The Secretary shall sign such instruments as may require the Secretary's signature and, in general, attest the signature or certify the incumbency or signature of any other officer of the Company and shall perform all duties incident to the office of Secretary and such other duties as may be assigned to the Secretary from time to time by the Chief Executive Officer, the President or by the Board.

9.   Treasurer. The Treasurer shall have custody of all funds and securities belonging to the Company and shall receive, deposit or disburse the same under the direction of the Board. The Treasurer shall keep full and accurate accounts of the finances of the Company which may be consolidated or combined statements of the Company and one (1) or more of its subsidiaries as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year and a statement of cash flows for the year unless that information appears elsewhere in the financial statements. If financial statements are prepared for the Company on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis. The Company shall mail the annual financial statements, or a written notice of their availability, to each shareholder within one hundred twenty (120) days of the close of each fiscal year. The Treasurer shall, in general, perform all duties incident to the Treasurer's office and such other duties as may be assigned to the Treasurer from time to time by the Chief Executive Officer, the President or by the Board.

10.   Assistant Secretaries and Treasurers. The Assistant Secretaries and Assistant Treasurers shall, in the absence or disability of the Secretary or the Treasurer, perform the respective duties and exercise the respective powers of those offices, and they shall, in general, perform such other duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer, the President or by the Board.

11.   Controller and Assistant Controllers. The Controller, if one has been appointed, shall have charge of the accounting affairs of the Company and shall have such other powers and perform such other duties as the Board shall designate. Each Assistant Controller shall have such powers and perform such duties as may be assigned by the Controller or the Board, and the Assistant Controllers shall exercise the powers of the Controller during that officer's absence or inability to act.

ARTICLE VI
CONTRACTS, LOANS AND DEPOSITS

1.   Contracts. The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument on behalf of the Company, and such authority may be general or confined to specific instances.

2.   Loans. No loans shall be contracted on behalf of the Company, and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances.

3.   Checks and Drafts. All checks, drafts or other orders for the payment of money issued in the name of the Company shall be signed by such officer or officers, or agent or agents, of the Company and in such manner as shall from time to time be determined by resolution of the Board.

4.   Deposits. All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company in such depository or depositories as the Board shall direct.

ARTICLE VII
CERTIFICATES FOR SHARES AND OTHER TRANSFER

1.   Certificates for Shares. If shares of the Company are represented by certificates, in such form as required by law and as determined by the Board, such certificates shall be issued to every shareholder for the fully paid shares owned by him. These certificates shall be signed by the Chairman of the Board, Chief Executive Officer, President or any Vice President and by the Secretary, Assistant Secretary, Treasurer or Assistant Treasurer and may be sealed with the seal of the Company or a facsimile thereof. The signatures of any such officers upon a certificate may be facsimiles or may be engraved or printed. If the person who signed in any capacity (either manually or in facsimile) a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid. The certificates shall be consecutively numbered or otherwise identified; and the name and address of the persons to whom they are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Company.

2.   Transfer of Shares. Transfer of shares shall be made on the stock transfer books of the Company only upon surrender of the certificates for the shares sought to be transferred by the record holder thereof or by his duly authorized agent, transferee or legal representative. All certificates surrendered for transfer shall be canceled before new certificates for the transferred shares shall be issued.

3.   Transfer Agent. The Board may appoint one (1) or more transfer agents of transfer and may require all stock certificates to be signed or countersigned by the transfer agent and registered by the registrar of transfers.

4.   Restrictions on Transfer.

(a)   If the Company has elected Subchapter S status under Section 1362 of the Internal Revenue Code of 1986, as amended, no shareholder or involuntary transferee shall dispose of or transfer any shares of the Company which he now owns or may hereafter acquire if such disposition or transfer would result in the termination of such Subchapter S status, unless such disposition or transfer is consented to by all shareholders of the Company. Any such disposition or transfer that does not comply with the terms of this paragraph shall be void and have no legal force or effect and shall not be recognized on the share transfer books of the Company as effective.

(b)   No shareholder or involuntary transferee shall dispose of or transfer any shares of the Company which he now owns or may hereafter acquire except as set forth in this paragraph. Any purported transfer or disposition of shares in violation of the terms of this paragraph shall be void, and the Company shall not recognize or give any effect to such transaction.

(i)   An individual shareholder shall be free to transfer, during his lifetime or by testamentary transfer, any or all of his shares of the Company to his spouse, any of his children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings or direct lineal descendants, whether by blood or by adoption, of such siblings or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a shareholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Company to its partners, shareholders, members, parent corporations or subsidiaries, if there is no consideration for such transfer, but, in case of any such transfer, the transferee shall be bound by all of the terms of this provision, and no further transfer of such shares shall be made by such transferee except back to the shareholder who originally owned them or except in accordance with the provisions of this paragraph.

(ii)   Any shareholder, or transferee of such shareholder, who wishes to transfer all or any part of his shares of the Company ("offeror"), other than is permitted above, first shall submit a written offer to sell such shares to the Company at the same price per share and upon the same terms and conditions offered by a bona fide prospective purchaser of such shares. Such written offer to the Company shall continue to be a binding offer to sell until: (A) expressly rejected by the Company; or (B) the expiration of a period of thirty (30) days after delivery of such written offer to the Company, whichever shall first occur.

(iii)   Every written offer submitted in accordance with the provisions of this paragraph shall specifically name the person to whom the offeror intends to transfer the shares, the number of shares which he intends so to transfer to each person and the price per share and other terms upon which each intended transfer is to be made. Upon the termination of all such written offers, the offeror shall be free to transfer, for a period of three (3) months thereafter, any unpurchased shares to the persons so named at the price per share and upon the other terms and conditions so named, provided, that any such transferee of those shares shall thereafter be bound by all of the provisions of these Bylaws.

(iv)   Every written offer submitted to the Company shall be deemed to have been delivered when delivered in person to each member of the Board or if and when sent by prepaid certified mail, to all of the directors at their last known business addresses. Every written offer submitted to an offeree shall be deemed to have been delivered if and when delivered in person to such offeree or if and when sent by prepaid certified mail, to such offeree at his address as it then appears on the stock books of the Company or, if no address appears on said stock books, to his last known residence address.

(v)   If any consideration to be received by the offeror for the shares offered is property other than cash, then the price per share shall be measured to the extent of the fair market value of such noncash consideration.

(c)   The provisions contained herein shall not apply to the pledge of any shares of the Company as collateral for a loan but shall apply to the sale or other disposition of shares under any such pledge.

(d)   In the event of any conflict between the terms of this paragraph and any written agreement between the Company and any shareholder of the Company, the terms of such written agreement shall control, and the provisions of this paragraph shall not be applicable.

(e)   The restrictions set forth in this paragraph shall terminate upon the closing of a public offering of securities registered under the Securities Act of 1933, as amended.

(f)   Every certificate representing shares of the Company shall bear a legend in substantially the following form prominently displayed:

"The shares represented by this certificate, and the transfer thereof, are subject to the restrictions on transfer provisions of the Bylaws of the Company, a copy of which is on file in, and may be examined at, the principal office of the Company."

5.   Record Date.

(a)   For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof or entitled to receive payment of any dividend or, in order to make a determination of shareholders for any other proper purpose, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case not to be more than seventy (70) days before the meeting or action requiring a determination of shareholders.

(b)   If no record date is fixed by the Board for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders or of shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

(c)   When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this paragraph, such determination shall apply to any adjournment thereof unless the Board fixes a new record date, which it shall do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

6.   Lost Certificates. The Board may authorize the issuance of a new share certificate in place of a certificate claimed to have been lost or destroyed, upon receipt of an affidavit of such fact from the person claiming the loss or destruction. When authorizing such issuance of a new certificate, the Board may require the claimant to give the Company a bond in such sum as it may direct to indemnify the Company against loss from any claim with respect to the certificate claimed to have been lost or destroyed or the Board may authorize the issuance of the new certificate without requiring such a bond.

7.   Holder of Record. Except as otherwise required by law, the Company may treat the person in whose name the shares stand of record on its books as the absolute owner of the shares and the person exclusively entitled to receive notification and distributions, to vote and to otherwise exercise the rights, powers and privileges of ownership of such shares.

8.   Shares held by Nominees.

(a)   The Company shall recognize the beneficial owner of shares registered in the name of a nominee as the owner and shareholder of such shares for certain purposes if the nominee in whose name such shares are registered files with the Secretary a written certificate in a form prescribed by the Company, signed by the nominee and indicating the following: (i) the name, address and taxpayer identification number of the nominee; (ii) the name, address and taxpayer identification number of the beneficial owner; (iii) the number and class or series of shares registered in the name of the nominee as to which the beneficial owner shall be recognized as the shareholder; and (iv) the purposes for which the beneficial owner shall be recognized as the shareholder.

(b)   The certificate shall be effective ten (10) business days after its receipt by the Company and until it is changed by the nominee, unless the certificate specifies a later effective time or an earlier termination date.

(c)   If the certificate affects less than all of the shares registered in the name of the nominee, the Company may require the shares affected by the certificate to be registered separately on the books of the Company and be represented by a share certificate that bears a conspicuous legend stating that there is a nominee certificate in effect with respect to the shares represented by that share certificate.

9.   <u>Acquisition by Company of its Own Shares</u>. The Company may acquire its own shares and shares so acquired shall constitute authorized but unissued shares. Unless otherwise prohibited by the Articles of Incorporation, the Company may reissue such shares. If reissue is prohibited, the Articles of Incorporation shall be amended to reduce the number of authorized shares by the number of shares so acquired. Such required amendment may be adopted by the Board without shareholder action.


ARTICLE VIII
INDEMNIFICATION AND REIMBURSEMENT
OF DIRECTORS AND OFFICERS


1.   <u>Indemnification for Expenses and Liabilities</u>.

(a)   Any person who at any time serves or has served: (i) as a director or officer of the Company, (ii) at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or (iii) at the request of the Company as a trustee or administrator under an employee benefit plan shall have a right to be indemnified by the Company to the fullest extent from time to time permitted by law against Liability and Expenses in any Proceeding (including without limitation a Proceeding brought by or on behalf of the Company itself) arising out of his or her status as such or activities in any of the foregoing capacities or results from him or her being called as a witness at a time when he has not been made a named defendant or respondent to any Proceeding.

(b)   The Board shall take all such action as may be necessary and appropriate to authorize the Company to pay the indemnification required by this provision, including, without limitation, to the extent needed, making a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity due him.

(c)   Any person who at any time serves or has served in any of the aforesaid capacities for or on behalf of the Company shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the rights provided for herein. Any repeal or modification of these indemnification provisions shall not affect any rights or obligations existing at the time of such repeal or modification. The rights provided for herein shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from this provision.

(d)   The rights granted herein shall not be limited by the provisions contained in Sections 55-8-51 through 55-8-56 of the North Carolina Business Corporation Act or any successor to such statutes.

2.   <u>Advance Payment of Expenses</u>. At the discretion of the Board, the Company may (upon receipt of an undertaking by or on behalf of the director or officer involved to repay the Expenses described herein unless it shall ultimately be determined that he is entitled to be indemnified by the Company against such Expenses) pay Expenses incurred by such director or officer in defending a Proceeding or appearing as a witness at a time when he has not been named as a defendant or a respondent with respect thereto in advance of the final disposition of such Proceeding.

3.   Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him or her against such liability.

4.   Definitions. The following terms as used in this Article VIII shall have the following meanings. "Proceeding" means any threatened, pending or completed action, suit or proceeding and any appeal therein (and any inquiry or investigation that could lead to such action, suit or proceeding), whether civil, criminal, administrative, investigative or arbitrative and whether formal or informal. "Expenses" means expenses of every kind, including counsel fees. "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), reasonable expenses incurred with respect to a Proceeding and all reasonable expenses incurred in enforcing the indemnification rights provided herein. "Director," "officer," "employee" and "agent" include the estate or personal representative of a director, officer, employee or agent. "Company" shall include any domestic or foreign predecessor of this Company in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

ARTICLE IX
GENERAL PROVISIONS

1.   Distributions. The Board may from time to time declare, and the Company may pay, distributions and share dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and by its Articles of Incorporation.

2.   Seal. The corporate seal shall be in such form as may be approved from time to time by the Board. Such seal may be an impression or stamp and may be used by the officers of the Company by causing it, or a facsimile thereof, to be impressed or affixed or in any other manner reproduced. In addition to any form of seal adopted by the Board, the officers of the Company may use as the corporate seal a seal in the form of a circle containing the name of the Company and the state of its incorporation (or an abbreviation thereof) on the circumference and the word "Seal" in the center.

3.   Fiscal Year. The fiscal year of the Company shall be determined by the Board.

4.   Effective Date of Notice/Notice by Electronic Means. Except as provided in paragraph 5(a) of Article II, written notice shall be effective at the earliest of the following: (i) when received; (ii) five (5) days after its deposit in the United States mail, as evidenced by the postmark, if mailed with postage thereon prepaid and correctly addressed to the shareholder's address shown in the Company's current records; or (iii) on the date shown on the return receipt, if sent by certified mail, return receipt requested and the receipt is signed by or on behalf of the addressee.

To the extent a shareholder and the Company have agreed, notice by the Company to such shareholder in the form of an electronic record sent by electronic means shall be effective when addressed properly or otherwise directed to an information processing system that such shareholder has designated or uses for the purpose of receiving electronic information of the type sent, is in a form capable of being processed by that system, and enters an information processing system outside the control of the sender or enters a region of such a system which is under the control of such shareholder.

5.   Corporate Records. Any records maintained by the Company in the regular course of its business, including its stock ledger, books of account and minute books, may be in written form or in another form capable of conversion into written form within a reasonable time. The Company shall so convert any records so kept upon the request of any person entitled to inspect the same. The Company shall maintain at its principal office the following records: (a) Articles of Incorporation or Restated Articles of Incorporation and all amendments thereto; (b) Bylaws or Restated Bylaws and all amendments thereto; (c) resolutions by the Board creating classes or series of shares and affixing rights, preferences or limitations to shares; (d) minutes of all shareholder meetings or action taken without a meeting for the past three (3) years; (e) all written communications to shareholders for the past three (3) years, including financial statements; (f) a list of the names and business addresses of its current directors and officers; and (g) the Company's most recent annual report.

6.   Bylaw Amendments.

(a)   Except as otherwise provided herein, and to the extent provided by law, these Bylaws may be amended or repealed and new Bylaws may be adopted by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the Board or by the affirmative vote of shareholders entitled to exercise a majority of the voting power of the Company.

(b)   No Bylaw adopted, amended or repealed by the shareholders may be readopted, amended or repealed by the Board, except to the extent that the Articles of Incorporation or a Bylaw adopted by the shareholders authorizes the Board to adopt, amend or repeal that particular Bylaw or the Bylaws generally.

7.   Gender/Plurals. All terms used in these Bylaws shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.

THIS IS TO CERTIFY that the above Bylaws were duly adopted by the Board of the Company by action taken, without a meeting, effective as of the date set forth above.

_____
Kim Wilcenski, Secretary

CONSENT OF THE BOARD OF DIRECTORS OF
BNNANO, INC.
TO CORPORATE ORGANIZATION

April 3, 2018

The undersigned, being the directors of **BNNano, Inc.**, a North Carolina corporation (the "**Company**"), do hereby waive notice of the organizational meeting of the Board of Directors of the Company (the "**Board**"), and do hereby adopt the following resolutions by signing this consent (this "**Consent**"), pursuant to the provisions of Section 55-8-21 of the North Carolina Business Corporation Act.

ADOPTION OF BYLAWS

RESOLVED, that the Bylaws attached hereto as **Exhibit A** be, and they hereby are, adopted as the Bylaws of the Company.

ADOPTION OF STOCK CERTIFICATE

RESOLVED, that the form of stock certificate presented to the Board be, and it hereby is, adopted as a form of certificate to be used in issuing the Common Stock of the Company and that a specimen copy of said form be filed by the Secretary with this Consent as **Exhibit B**.

ADOPTION OF CORPORATE SEAL

RESOLVED, that, pursuant to the Bylaws of the Company, the Board adopts as the corporate seal of the Company a circular seal containing the name of the Company and the state of its incorporation (or an abbreviation thereof) on the circumference and the word "Seal" in the center.

APPOINTMENT OF OFFICERS

RESOLVED, that the following persons be, and they hereby are, appointed and ratified as officers of the Company to serve in the office set forth opposite their respective names until their successors shall have been duly appointed and qualified:

Name	Office
Steven Wilcenski	Chief Executive Officer / President
Jason Taylor	[Vice President]
Kim Wilcenski	Secretary

ISSUANCE OF SHARES

WHEREAS, the Company initially issued 1,250,000 shares of Common Stock to the individuals listed in the resolution below (each, a "Shareholder";

WHEREAS, on December 22, 2016, the Company issued an additional 3,750,000 shares of Common Stock to each Shareholder, subject to a vesting schedule (the "Restricted Stock");

WHEREAS, the Company and each Shareholder acknowledge that the issuance of the shares was not adequately documented and each desire to document the previous issuance of such shares, including the Restricted Stock; and

WHEREAS, the Board has determined that the consideration received for said shares is adequate.

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to the foregoing offers and acceptances, an aggregate of 10,000,000 fully paid and nonassessable shares of Common Stock of the Company were previously issued for cash, at the price of One Ten Thousandth of One Cent ($0.000001) per share, in the aggregate amount of $2.50 as follows:

Shareholder	Number of Shares
Steven Wilcenski	5,000,000
Jason Taylor	5,000,000

RESOLVED FURTHER, that the proper officers of the Company be, and they hereby are, authorized and directed to issue share certificates in accordance with the foregoing resolution in such denominations as the shareholders shall direct;

RESOLVED FURTHER, that the issuance of the foregoing shares to the individuals listed above shall be conditioned upon the execution by each such individual of a Founder's Agreement and, with respect to the Restricted Stock, a Stock Repurchase Agreement, each substantially in the form of **Exhibit C** and **Exhibit D**, respectively; and

RESOLVED FURTHER, that, upon issuance of such shares, the proper officers of the Company shall credit the shareholders' equity on the Company's books.

BANKING RESOLUTIONS

RESOLVED, that the proper officers be, and they hereby are, authorized and directed to select the financial depository of the Company (the "**Bank**");

RESOLVED FURTHER, that the Bank, at its various branches, be, and it hereby is, designated as the depository of the Company and that funds deposited therewith may be withdrawn upon a check, draft, note or order of the Company, signed by an appropriate officer whose signature shall be certified to the Bank by the Secretary of the Company; and no checks, drafts, notes or orders drawn against such account shall be valid unless so signed;

RESOLVED FURTHER, that the Bank is hereby authorized to honor, receive, certify or pay all instruments signed in accordance with the foregoing resolutions even though drawn or endorsed to the order of any persons signing the same or tendered by him for cash, or in payment of the individual obligation of such person, or for deposit to his personal account; and the Bank shall not be required to inquire as to the circumstances of the issuance or use of any instrument signed in accordance with the foregoing resolution or the application or disposition of such instrument or the proceeds thereof;

RESOLVED FURTHER, that the printed form resolutions of the Bank are hereby incorporated and adopted by reference, and the officers of the Company are authorized to verify the same and deliver a certified copy to the Bank; and

RESOLVED FURTHER, that these resolutions shall remain in effect until rescinded or modified by resolution of the Board and until a certified copy of such resolution shall have been filed with the Bank.

FISCAL YEAR

RESOLVED, that the fiscal year of the Company be the twelve (12)-month period ending December 31st of each year.

2018 STOCK OPTION PLAN

WHEREAS, the Board deems it to be in the best interest of the Company that it establish a stock option plan.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby adopts the BNNano, Inc. 2018 Stock Option Plan attached hereto and incorporated herein by reference as **Exhibit E** (the "**Plan**");

RESOLVED FURTHER, that the Board hereby authorizes for issuance under the Plan 1,290,983 shares of the Common Stock of the Company, subject to appropriate adjustments for stock splits, combinations and other similar events in the form of incentive stock options, nonqualified stock options or a combination of both;

RESOLVED FURTHER, that the Board shall administer the Plan in accordance with its terms; and

RESOLVED FURTHER, that the officers of the Company are hereby authorized and directed to seek shareholder approval of the Plan within the applicable time frame, such that incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, may be granted under the Plan.

MISCELLANEOUS ITEMS IN ORDER TO
COMPLETE THE ORGANIZATION
OF THE COMPANY

RESOLVED, that the proper officers of the Company be, and they hereby are, authorized to pay or cause to be paid all fees and expenses incident and necessary to the organization of the Company;

RESOLVED FURTHER, that the proper officers of the Company be, and they hereby are, authorized to pay or cause to be paid any costs previously advanced on behalf of the Company or expenses incurred on behalf of the Company prior to or subsequent to the organization;

RESOLVED FURTHER, that the proper officers of the Company be, and they hereby are, authorized and directed to do and perform all acts and things necessary and appropriate to commence and carry on the business which the Company was formed to conduct;

RESOLVED FURTHER, that any action taken prior to the date hereof by the incorporator, officers or directors in connection with the incorporation and organization of the Company be, and it hereby is, ratified and adopted as the action of the Company, effective as of the date such action was taken;

RESOLVED FURTHER, that the officers of the Company are hereby authorized and directed to take such other action as they deem necessary or appropriate in connection with the transactions contemplated by the foregoing resolutions; and

RESOLVED FURTHER, that this Consent may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows.]

These actions and these resolutions are effective as of the date set forth above.

_____
Steven Wilcenski

_____
Jason Taylor

ALL OF THE DIRECTORS

EXHIBIT A

Bylaws

See "Bylaws" tab.

EXHIBIT B

Form of Stock Certificate

See attached.

EXHIBIT C

Form of Founder's Agreement

See attached.

EXHIBIT D

Form of Stock Repurchase Agreement

See attached.

EXHIBIT E

Stock Option Plan

See "Stock Option Plan" tab.

Adopted by the Board of Directors on April 3, 2018

1. Purpose. The BNNano, Inc. 2018 Stock Option Plan (the "**Plan**") is established to create an additional incentive to promote the financial success and progress of BNNano, Inc. and any successor corporations or any present or future parent and/or subsidiary corporations of such corporation (collectively, the "**Company**"). For purposes of the Plan, a parent corporation and a subsidiary corporation shall be as defined in Sections 424(e) and 424(f) of the Internal Revenue Code of 1986, as amended (the "**Code**").

2. Administration. The Plan shall be administered by the Board of Directors of the Company (the "**Board**") and/or by a duly appointed committee of the Board having such powers as shall be specified by the Board. Any subsequent references herein or in any option agreement under the Plan to the Board shall also mean the committee if such committee has been appointed and, unless the powers of the committee have been specifically limited, the committee shall have all of the powers of the Board granted herein, other than power to terminate or amend the Plan as provided in Paragraph 11 hereof, subject to the terms of the Plan and any applicable limitations imposed by law. All questions of interpretation of the Plan or of any award granted under the Plan shall be determined by the Board, and such determinations shall be final and binding upon all persons having an interest in the Plan and/or any Option (as defined below). To the extent permitted by applicable law, the Board may delegate to one or more executive officers of the Company the power to grant Options to employees and to exercise such other powers under the Plan as the Board may determine; provided that the Board shall fix the terms of the Options to be granted by such executive officers (including the exercise price of such Options, which may include a formula by which the exercise price will be determined) and the maximum number of shares subject to Options that the executive officers may grant; provided, further, however, that no executive officer shall be authorized to grant awards to any "executive officer" of the Company (as defined by Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")).

3. Eligibility. The Board may grant options (each, an "**Option**") to purchase shares of the authorized but unissued common stock of the Company (the "**Stock**"), which Options may be either incentive stock options as defined in Section 422 of the Code (an "**Incentive Stock Option**") or nonqualified stock options. The Board, in its sole discretion, shall determine to whom Options are granted (each, an "**Optionee**"). An Option that the Board intends to be an Incentive Stock Option shall only be granted to an employee of the Company and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Company shall have no liability to an Optionee if an Option (or any part thereof) which is intended to be an Incentive Stock Option does not qualify as an Incentive Stock Option.

4. Shares Subject to Option. Subject to adjustment as provided in Paragraph 9 below, the maximum number of shares of Stock which may be issued pursuant to Options granted under the Plan shall be 1,290,983 shares. If any outstanding Option for any reason expires or is terminated or cancelled, the shares of Stock allocable to the unexercised portion of such Option may again be subject to an Option. It is intended that the Plan shall constitute a written compensatory benefit plan within the meaning of Rule 701 promulgated under the Securities Act of 1933, as amended ("**Rule 701**"), to the extent applicable, and that the Plan shall otherwise be administered in compliance with the requirements of Rule 701. To ensure such compliance, the Company shall maintain a record of shares subject to outstanding Options under the Plan and the exercise price of the Options, plus a

record of all shares of Stock issued upon the exercise of the Options and the exercise price of the Options.

5.   Time for Granting Options. All Options shall be granted, if at all, within ten (10) years from the earlier of (a) the date the Plan is adopted by the Board or (b) the date the Plan is duly approved by the stockholders of the Company.

6.   Terms, Conditions and Form of Options. Subject to the provisions of the Plan, the Board shall determine for each Option the number of shares of Stock into which the Option is exercisable, whether the Option is to be treated as an Incentive Stock Option or as a nonqualified stock option, and all other terms and conditions of the Option. Each Option granted pursuant to the Plan shall comply with and be subject to the following terms and conditions:

(a)   Exercise Price. The exercise price for each Option shall be established in the sole discretion of the Board; provided, however, that (i) unless otherwise specified by the Board, the exercise price per share for each Option shall be not less than the fair market value of a share of Stock on the date of grant and (ii) the exercise price per share of an Incentive Stock Option granted to an Optionee who on the date of the grant owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company within the meaning of Section 422(b)(6) of the Code (a "**Ten Percent Owner Optionee**") shall be not less than one hundred ten percent (110%) of the fair market value of a share of Stock on the date of grant. For purposes of this Plan, "fair market value" means the value assigned to the Stock by the Board for any date of grant, as determined pursuant to a reasonable method established by the Board that is consistent with the requirements of Sections 422 and 424 of the Code and the regulations thereunder (which method may be changed from time to time). Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a nonqualified stock option) may be granted by the Board in its discretion with an exercise price lower than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in accordance with the provisions of Section 424(a) of the Code for Incentive Stock Options and Section 409A of the Code for nonqualified stock options. The foregoing shall not require that any such assumption or modification will result in the Option having the same characteristics, attributes or tax treatment as the Option for which it is substituted.

(b)   Exercise Period of Options. The Board shall have the power to set the times on or within which an Option shall be exercisable or the events upon which an Option shall be exercisable and the term of an Option; provided, however, that (i) no Incentive Stock Option shall be exercisable after the expiration of ten (10) years after the date of grant, (ii) no Incentive Stock Option granted to a Ten Percent Owner Optionee shall be exercisable after the expiration of five (5) years after the date of grant, (iii) no Option shall be exercisable after the date the Optionee's employment with the Company is terminated for cause (as determined in the sole discretion of the Board, unless cause is defined in an employment agreement between the Optionee and the Company in which case such definition shall be used), and (iv) each Incentive Stock Option shall terminate and cease to be exercisable no later than three (3) months after the date on which the Optionee terminates employment with the Company, unless the Optionee's employment with the Company was terminated as a result of the Optionee's death or disability (within the meaning of Section 22(e)(3) of the Code), in which event the Incentive Stock Option shall terminate and cease to be exercisable no later than twelve (12) months from the date on which the Optionee's employment terminated. For this purpose, an Optionee's employment shall be deemed to have terminated as a result of death if the Optionee dies within three (3) months following the Optionee's termination of employment. Notwithstanding anything to the contrary in this Plan, in the event that an Optionee has entered into a confidentiality, nondisclosure, invention and/or non-competition agreement with the Company and the Optionee is determined, in the reasonable judgment of the Board, to have materially breached such agreement, the Optionee shall forfeit any shares acquired pursuant to the Option and 100% of the Option granted pursuant to such Optionee's option agreement with the Company, whether or not exercisable.

    (c)   <u>Payment of Exercise Price</u>. Payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made in cash, by check, cash equivalent or in any other manner as may be permitted by the Board in its sole discretion.

    (d)   <u>$100,000 Limitation</u>. The aggregate fair market value, determined as of the date of grant of the shares of Stock, with respect to which an Incentive Stock Option (determined without regard to this subparagraph) is first exercisable during any calendar year (under this Plan or under any other plan of the Company) by any Optionee shall not exceed $100,000. If such limitation would be exceeded with respect to an Optionee for a calendar year, the Incentive Stock Option shall be deemed a nonqualified stock option to the extent of such excess.

7.   <u>Forms of Stock Option Agreements</u>. All Options shall be evidenced by a written agreement substantially in the form of the incentive stock option agreement attached hereto as **Exhibit A** or the nonqualified stock option agreement attached hereto as **Exhibit B**, as applicable, both of which are incorporated herein by reference (the "**Form Option Agreements**") or such other form or forms as may be approved by the Board consistent with the terms of this Plan. The Board shall have the authority from time to time to vary the terms of the Form Option Agreements either in connection with the grant of an Option or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of such revised or amended standard form or forms of stock option agreement shall be in accordance with the terms of the Plan.

8.   <u>Transfer of Control</u> Upon a merger, consolidation, corporate reorganization or any transaction in which all or substantially all of the assets or stock of the Company are sold, leased, transferred or otherwise disposed of (other than a mere reincorporation transaction or one in which the holders of voting capital stock of the Company immediately prior to such merger or consolidation continue to hold at least a majority of the voting power of the surviving corporation based upon their voting capital stock in the Company prior to such merger or consolidation) (a "**Transfer of Control**"), then, except as otherwise provided in a particular stock option agreement granted pursuant to the Plan, any unexercisable portion of an outstanding Option that would otherwise become exercisable within twelve (12) months following the effective time of the Transfer of Control shall become immediately exercisable as of a date prior to the Transfer of Control, which date shall be determined by the Board. Upon the occurrence of a Transfer of Control, each outstanding Option, to the extent not exercised prior to or concurrently with the Transfer of Control, shall terminate as of the effective time of the Transfer of Control, unless such Option is assumed by the successor corporation (or parent thereof) or replaced with a comparable option to purchase shares of the capital stock of the successor corporation (or parent thereof). Unless the Board expressly provides otherwise, the exercise of any Option that was permissible solely by reason of this paragraph shall be conditioned upon the consummation of the Transfer of Control.

9.   <u>Effect of Change in Stock Subject to Plan</u>. The Board shall make appropriate adjustments in the number and class of shares of the Stock subject to the Plan and to any outstanding Options and in

the option price of any outstanding Options in the event of a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in the capital structure of the Company.

10.   Options Non-Transferable. Except as otherwise provided in a stock option agreement, no Option shall be assignable or transferable by the Optionee, except by will or by the laws of descent and distribution. During the lifetime of an Optionee, an Option shall be exercisable only by such Optionee.

11.   Termination or Amendment. The Board may amend, suspend or terminate the Plan or any portion thereof at any time. The Board may amend, modify or terminate any outstanding Option; provided, however, that no amendment authorized hereby may materially adversely affect the rights of any Optionee under any then outstanding Option, as determined in the discretion of the Board, without the consent of the Optionee, unless such amendment is required to enable an Option designated as an Incentive Stock Option to qualify as an Incentive Stock Option. The Board shall be entitled to create, amend or delete appendices to this Plan as specified herein.

12.   Withholding. Each Optionee shall pay to the Company, or make provision satisfactory to the Board for payment of, any taxes required by law to be withheld in connection with Options granted to such Optionee no later than the date of the event creating the tax liability. Except as the Board may otherwise provide in an award, when the Stock is registered under the Exchange Act, Optionees may satisfy such tax obligations in whole or in part by delivery of shares of Stock, including shares acquired pursuant to the exercise of the Option creating the tax obligation, valued at their fair market value as determined by, or in a manner approved by, the Board in good faith; provided, however, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company's minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to an Optionee.

13.   Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (a) all conditions of the Option have been met or removed to the satisfaction of the Company, (b) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (c) the Optionee has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

14.   Right of First Refusal.

        (a)   Right of First Refusal. If any Optionee proposes to sell, pledge or otherwise transfer any shares of Stock acquired upon exercise of an Option (the "**Exercise Shares**"), the Company shall have the right to repurchase the Exercise Shares under the terms and subject to the conditions set forth in this Paragraph 14 (the "**Right of First Refusal**").

        (b)   Notice of Proposed Transfer. Prior to any proposed transfer of the Exercise Shares, the Optionee shall give a written notice (the "**Transfer Notice**") to the Company describing fully the proposed transfer, including the number of Exercise Shares, the name and address of the proposed transferee (the "**Proposed Transferee**"), the proposed transfer price and all other material terms and conditions of the proposed transfer.

(c)   Exercise of the Right of First Refusal. The Company shall have the right to purchase all, but not less than all, of the Exercise Shares at the purchase price and on the terms set forth in the Transfer Notice by delivery to the Optionee of a notice of exercise of the Right of First Refusal within thirty (30) days after the date the Transfer Notice is delivered to the Company. The Company's exercise or failure to exercise the Right of First Refusal with respect to any proposed transfer described in a Transfer Notice shall not affect the Company's ability to exercise the Right of First Refusal with respect to any proposed transfer described in any other Transfer Notice, whether or not such other Transfer Notice is issued by the Optionee or issued by any other person with respect to a proposed transfer to the same Proposed Transferee. If the Company exercises the Right of First Refusal, the Company and the Optionee shall thereupon consummate the sale of the Exercise Shares to the Company on the terms set forth in the Transfer Notice; provided, however, that, if the Transfer Notice provides for the payment for the Exercise Shares other than in cash, the Company shall have the option of paying for the Exercise Shares by the discounted cash equivalent of the consideration described in the Transfer Notice as reasonably determined by the Board. For purposes of the foregoing, cancellation of any indebtedness of the Optionee to the Company shall be treated as payment to the Optionee in cash to the extent of the unpaid principal and any accrued interest cancelled.

(d)   Failure to Exercise the Right of First Refusal. If the Company fails to exercise the Right of First Refusal within the period specified in Paragraph 14(c) above, the Optionee may conclude a transfer to the Proposed Transferee of the Exercise Shares on the terms and conditions described in the Transfer Notice, provided that such transfer occurs not later than one hundred twenty (120) days following delivery to the Company of the Transfer Notice. Any proposed transfer on terms and conditions different from those described in the Transfer Notice, as well as any subsequent proposed transfer by the Optionee, also shall be subject to the Right of First Refusal and shall require compliance by the Optionee with the procedure described in this Paragraph 14.

(e)   Transferees of the Transfer Shares. All transferees of the Exercise Shares or any interest therein, other than the Company, shall be required as a condition of such transfer to agree in writing (in a form satisfactory to the Company) that such transferee shall receive and hold such Exercise Shares or interests subject to the provisions of this Paragraph 14 providing for the Right of First Refusal with respect to any subsequent transfer.

(f)   Transfers Not Subject to the Right of First Refusal. The Right of First Refusal shall not apply to any transfer or exchange of the Exercise Shares if: (i) such transfer is in connection with a Transfer of Control; (ii) such transfer is to one or more members of the Optionee's immediate family, including, as applicable, an Optionee's spouse or registered domestic partner (or a trust for the benefit of one or more members of the Optionee's immediate family), provided that all such transferees agree in writing to the restrictions of Paragraph 14(e); or (iii) such transfer has been approved by the Board, which approval may be granted or withheld in its sole discretion.

(g)   Assignment of the Right of First Refusal. The Company shall have the right to assign the Right of First Refusal at any time.

(h)   Stock Dividends Subject to First Refusal Right. If, from time to time, there is any stock dividend, stock split, recapitalization, reclassification or other change in the character or amount of any of the outstanding stock of the Company, the stock of which is subject to the provisions of an option agreement issued pursuant to the Plan, then, in such event, any and all new substituted or additional securities to which the Optionee is entitled by reason of the Optionee's ownership of the Exercise Shares shall be immediately subject to the Right of First Refusal with the same force and effect as the shares subject to the Right of First Refusal immediately before such event.

(i)   Early Termination of the Right of First Refusal. The other provisions of this Paragraph 14 notwithstanding, the Right of First Refusal shall terminate, and be of no further force and effect, upon the earlier of (i) the occurrence of a Transfer of Control, unless the surviving, continuing, successor or purchasing corporation, as the case may be, assumes the Company's rights and obligations under the Plan or (ii) the existence of a public market for the class of shares subject to the Right of First Refusal. A "public market" shall be deemed to exist if (x) such stock is listed on a national securities exchange (as that term is used in the Exchange Act) or (y) such stock is traded on the over-the-counter market and prices therefor are published daily on business days in a recognized financial journal.

(j)   Escrow. To ensure shares of Stock subject to Right of First Refusal will be available for repurchase, the Company may require an Optionee to deposit certificates evidencing the Exercise Shares in escrow with the Company or an agent of the Company.

15.   Legends. The Company may at any time place legends referencing any applicable federal or state securities law restriction on all certificates representing shares of Stock subject to the provisions of the Plan. Optionees shall, at the request of the Company, promptly present to the Company any and all certificates representing shares acquired pursuant to Options granted under the Plan in the possession of such Optionees in order to effectuate the provisions of this Paragraph. Unless otherwise specified by the Company, legends placed on such certificates may include, as applicable, the following:

(a)   **THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH STATE SECURITIES LAWS COVERING SUCH SHARES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 OR RULE 701 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SHARES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM SUCH REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS.**

(b)   **THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE COMPANY OR ITS ASSIGNEE SET FORTH IN THE COMPANY'S STOCK OPTION PLAN A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THIS COMPANY.**

(c)   **THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED BY THE COMPANY TO THE REGISTERED HOLDER UPON EXERCISE OF AN INCENTIVE STOCK OPTION AS DEFINED IN SECTION 422 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE TRANSFER AGENT FOR THE SHARES EVIDENCED HEREBY SHALL NOTIFY THE COMPANY IMMEDIATELY OF ANY TRANSFER OF THE SHARES BY THE**

REGISTERED HOLDER HEREOF MADE ON OR BEFORE THE REGISTERED HOLDER SHALL HAVE HELD ALL SHARES PURCHASED UNDER THE OPTION IN THE REGISTERED HOLDER'S NAME (AND NOT IN THE NAME OF ANY NOMINEE) FOR A PERIOD OF ONE YEAR FROM THE DATE OF EXERCISE OF THE OPTION OR TWO YEARS FROM THE DATE OF GRANT OF THE OPTION.

16. <u>Initial Public Offering</u>. In the event of an initial public offering of capital stock made by the Company under the Securities Act of 1933, as amended, the Optionee shall not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or make any short sale of, or otherwise dispose of any shares of capital stock of the Company or any rights to acquire capital stock of the Company for such period of time as may be established by the underwriter for such initial public offering; provided, however, that such period of time shall not exceed one hundred eighty (180) days from the effective date of the registration statement to be filed in connection with such initial public offering (or such longer period as the underwriters or the Company shall request in order to facilitate compliance with NASD Rule 2711).

17. <u>Miscellaneous</u>.

(a) Nothing in this Plan or any Option granted hereunder shall confer upon any Optionee any right to continue in the employ of the Company, or to serve as a director, consultant or advisor thereof, or interfere in any way with the right of the Company to terminate such Optionee's employment or engagement at any time. Unless specifically provided otherwise, no grant of an Option shall be deemed salary or compensation for the purpose of computing benefits under any employee benefit plan or other arrangement of the Company for the benefit of its employees unless the Company shall determine otherwise. No Optionee shall have any claim to an Option until it is actually granted under the Plan. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall, except as otherwise provided by the Board, be no greater than the right of an unsecured general creditor of the Company.

(b) The Plan and the grant of Options hereunder shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any United States government or regulatory agency as may be required.

(c) The terms of the Plan shall be binding upon the Company and its successors and assigns.

(d) This Plan and all Options granted hereunder shall be governed by the laws of the State of Delaware, without regard to the conflict of laws provisions of Delaware.

(e) If any provision of this Plan or an option agreement granted pursuant to the Plan is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any option agreement under any law deemed applicable by the Board, such provision shall, subject to the withholding provisions set forth herein, be construed or deemed amended to conform to such applicable laws or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or such option agreement, it shall be stricken and the remainder of the Plan or the option agreement shall remain in full force and effect.

(f)   The Board may incorporate additional or alternative provisions for this Plan with respect to residents of one or more individual states to the extent necessary or desirable under applicable state securities laws. Such provisions shall be set out in one or more appendices hereto which may be amended or deleted by the Board from time to time. Effective immediately prior to the grant of an Option to a resident of the State of California or to the exercise of an outstanding Option by a resident of the State of California, Appendix A shall be deemed adopted and incorporated as a part of this Plan.

(g)   The Company may require, as a condition to the exercise of any Option, that the Optionee become bound by the terms of a stockholders agreement, investor rights agreement or similar agreement among the Company and holders of capital stock of the Company. Furthermore, the Company reserves the right to make the provisions of any such agreement apply to any holder of Stock issued upon the exercise of an Option by providing written notice to the registered holder of such stock accompanied by a copy of the applicable agreement or agreements.

[signature page follows]

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing Plan was duly adopted by the Board of Directors and was approved by the Stockholders of the Company.

BNNano, Inc.

By: _____

Kim Wilcenski

Secretary

Incentive Stock Option Agreement

EXHIBIT B

Nonqualified Stock Option Agreement

APPENDIX A

BNNano, Inc.
2018 STOCK OPTION PLAN (the "Plan")

Provisions Applicable to California Residents

California State Securities Law Compliance

Notwithstanding anything to the contrary otherwise appearing in the Plan, to the extent applicable, the following provisions promulgated under the California Code of Regulations, together with any and all amendments, supplements or revisions thereto, shall apply to any Option granted under the Plan to a resident of the State of California and, in the event of any conflict or inconsistency between the following provisions and the provisions otherwise appearing in the Plan, the following provisions shall control, solely with respect to Options granted under the Plan to residents of the State of California:

Rule 260.140.41., Compensatory option plans

Options granted to employees (including insurance agents who are employees for purposes of Rule 701(c) under the Securities Act of 1933, as amended (17 C.F.R. 230.701(c))), officers, directors, general partners, trustees (where the issuer is a business trust) managers, advisors or consultants of the issuer, its parents, its majority-owned subsidiaries or majority-owned subsidiaries of the issuer's parents as part of a compensatory benefit plan shall be pursuant to a plan or agreement that provides for all of the following:

(a) The total number of securities (which may be expressed as a specific number of securities or as a percentage of the total number of securities outstanding from time to time) which may be issued and the persons eligible to receive options to purchase these securities.

(b) An exercise period of not more than 120 months from the date the option is granted.

(c) The non-transferability of the options, provided that the plan or agreement may permit transfer by will, by the laws of descent and distribution, to a revocable trust, or as permitted by Rule 701 of the Securities Act of 1933, as amended (17 C.F.R. 230.701).

(d) The proportionate adjustment of the number of securities purchasable and the exercise price thereof under the option in the event of a stock split, reverse stock split, stock dividend, recapitalization, combination, reclassification or other distribution of the issuer's equity securities without the receipt of consideration by the issuer, of or on the issuer's class or series of securities underlying the option.

(e) Unless employment is terminated for cause as defined by applicable law, the terms of the plan or option grant or a contract of employment, the right to exercise in the event of termination of employment, to the extent that the Optionee is entitled to exercise on the date employment terminates, continues until the earlier of the Option expiration date or:

(1) At least six (6) months from the date of termination if termination was caused by death or disability.

(2) At least thirty (30) days from the date of termination if termination was caused by other than death or disability.

(f) Options must be granted within ten (10) years from the date the plan is adopted or the date the plan is approved by the Company's securities holders, whichever is earlier.

(g) The plan must be approved by a majority of the outstanding securities entitled to vote by the later of (1) within 12 months before or after the date the plan is adopted or (2) prior to or within 12 months of the granting of any Option or issuance of any security under the plan in the State of California. Any Option granted to any person in the State of California that is exercised before security holder approval is obtained must be rescinded if security holder approval is not obtained in the manner described in the preceding sentence. Such securities shall not be counted in determining whether such approval is obtained. A foreign private issuer, as defined by Rule 3b-4 of the Securities Exchange Act of 1934, as amended (17 C.F.R. 240.3b-4), shall not be required to comply with this subsection provided that the aggregate number of persons in the State of California granted Options under all option plans and agreements and issued securities under all purchase and bonus plans and agreements does not exceed 35.

(h) Compliance with Section 260.140.46 of these rules regarding the information required to be received by security holders.

Rule 260.140.45, Limitation on number of securities

(a) The total number of securities issuable upon exercise of all outstanding Options (exclusive of rights described in Section 260.140.40 and warrants described in Sections 260.140.43 and 260.140.44 of these rules, and any purchase plan or agreement as described in Section 260.1 40.42 of these rules (provided that the purchase plan or agreement provides that all securities will have a purchase price of 100% of the fair value (Section 260.140.50) of the security either at the time the person is granted the right to purchase securities under the plan or at the time the purchase is consummated)), and the total number of securities called for under any bonus or similar plan or agreement shall not exceed a number of securities which is equal to thirty percent (30)% of the then outstanding securities of the issuer (convertible preferred or convertible senior common shares of stock will be counted on an as if converted basis), exclusive of securities subject to promotional waivers under Section 260.141, unless a percentage higher than thirty percent (30%) is approved by at least two-thirds of the outstanding securities entitled to vote.

(b) The thirty percent (30%) limitation set forth in this Rule, or such other percentage limitation as may be approved pursuant to this Rule, shall be deemed satisfied if the plan provides that at no time shall the total number of securities issuable upon exercise of all outstanding options and the total number of securities provided for under any bonus or similar plan or agreement of the issuer exceed the applicable percentage as calculated in accordance with the conditions and the exclusions of this Rule, based on the securities of the issuer which are outstanding at the time the calculation is made.

(c) This section shall not apply to any plan that complies with all conditions of Rule 701 of the Securities Act of 1933, as amended (17 C.F.R. 230.701); provided that for purposes of determining such compliance, any registered domestic partner shall be considered a "family member" as that term is defined in Rule 701.

Rule 260.140.46, Information to security holders

Plans or agreements pursuant to which securities are to be issued to employees, officers, directors, managers, advisors or consultants (including option, purchase and bonus plans) shall provide that the security holder(s) will receive financial statements at least annually. This section does not require the use of financial statements in accordance with Section 260.613 of these rules. This section shall not apply when issuance is limited to key persons whose duties in connection with the issuer assure them access to equivalent information. This section shall not apply to any plan or agreement that complies with all conditions of Rule 701 of the Securities Act of 1933, as amended (17 C.F.R. 230.701); provided that for purposes of determining such compliance, any registered domestic partner shall be considered a "family member" as that term is defined in Rule 701.

THE SECURITY REPRESENTED BY THIS AGREEMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAW, AND HAS BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

BNNANO, INC.
INCENTIVE STOCK OPTION AGREEMENT

BNNANO, INC., a North Carolina corporation (the "**Company**"), hereby grants to the individual named below an option (this "**Option**") to purchase certain shares of common stock of the Company pursuant to the BNNano, Inc. 2018 Stock Option Plan, as such plan from time to time may be amended (the "**Plan**"), in the manner and subject to the provisions of this Incentive Stock Option Agreement (this "**Option Agreement**").

1. Definitions:

   (a) "**Code**" shall mean the Internal Revenue Code of 1986, as amended. (All citations to Sections of the Code are to such Sections as they from time to time may be amended or renumbered.)

   (b) "**Date of Option Grant**" shall mean ____________.

   (c) "**Disability**" shall mean disability within the meaning of Section 22(e)(3) of the Code, as determined by the Board of Directors of the Company (the "**Board**") in its discretion under procedures established by the Board.

   (d) "**Exercise Price**" shall mean **$_______** per share as adjusted from time to time pursuant to the Plan.

   (e) "**Number of Option Shares**" shall mean __________ shares of common stock of the Company as adjusted from time to time pursuant to the Plan.

   (f) "**Option Term Date**" shall mean the date ten (10) years after the Date of Option Grant.

   (g) "**Optionee**" shall mean ______________.

2. Status of this Option. This Option is intended to be an incentive stock option as described in Section 422 of the Code, but the Company does not represent or warrant that the Option qualifies as such. To the extent that the Option fails to qualify as an incentive stock option, it shall be deemed a nonqualified stock option. The Optionee should consult with the Optionee's own tax advisors regarding the tax effects of this Option and the requirements necessary to obtain favorable income tax treatment under Section 422 of the Code.

3. Administration. All questions of interpretation concerning this Option shall be determined by the Board and shall be final and binding upon all persons having an interest in this Option.

4.   Exercise of this Option.

(a)   Right to Exercise. This Option shall become exercisable as set forth below, subject to the termination provisions of this Option Agreement, and the Optionee's acknowledgement and agreement that any shares purchased upon exercise of this Option are subject to the Company's repurchase rights set forth in the Plan:

(i)   On and after _____, this Option may be exercised to purchase up to _____% of the Number of Option Shares.

(ii)   On or after the ____ day of each successive month thereafter, this Option may be exercised to purchase up to an additional ____% of the Number of Option Shares.

(iii)   The foregoing provisions shall be interpreted such that on or after _____, this Option may be exercised to purchase up to 100% of the Number of Option Shares.

The schedule set forth above is cumulative, so that shares as to which this Option has become exercisable on and after a date indicated by the schedule may be purchased pursuant to exercise of this Option at any subsequent date prior to termination of this Option. This Option may be exercised at any time and from time to time to purchase up to the Number of Option Shares as to which it is then exercisable.

Notwithstanding the foregoing, if the aggregate fair market value of the stock with respect to which this Option and any other incentive stock option held by the Optionee may be exercised (determined without regard to this provision) for the first time during any calendar year, as determined as of the Date of Option Grant and (if applicable) the dates of grant of such other incentive stock options and otherwise in accordance with Section 422(d) of the Code, exceeds One Hundred Thousand Dollars ($100,000), this Option shall be deemed a nonqualified stock option to the extent of such excess.

(b)   Method of Exercise. This Option shall be exercised by written notice to the Company in the form of the Notice of Exercise attached hereto. The written notice must be signed by the Optionee and must be delivered in person or by certified mail, return receipt requested, to the Chief Financial Officer or any other appropriate officer of the Company accompanied by full payment of the exercise price for the Number of Option Shares being purchased.

(c)   Restrictions on Grant of this Option and Issuance of Shares. The grant of this Option and the issuance of the shares upon exercise of this Option shall be subject to compliance with all applicable requirements of federal or state law with respect to such securities. This Option may not be exercised if the issuance of shares upon such exercise would constitute a violation of any applicable federal or state securities laws or other law or regulations. In addition, no Option may be exercised unless (i) a registration statement under the Securities Act of 1933, as amended (the "**Securities Act**"), and any applicable state securities laws shall at the time of exercise of this Option be in effect with respect to the shares issuable upon exercise of this Option or (ii) in the opinion of legal counsel to the Company, the shares issuable upon exercise of this Option may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

THE OPTIONEE IS CAUTIONED THAT THIS OPTION MAY NOT BE EXERCISABLE UNLESS THE FOREGOING CONDITIONS ARE SATISFIED. ACCORDINGLY, THE OPTIONEE MAY NOT BE ABLE TO EXERCISE THIS OPTION WHEN DESIRED EVEN THOUGH THIS OPTION IS EXERCISABLE PURSUANT TO THE TERMS HEREOF.

As a condition to the exercise of this Option, the Company may require the Optionee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

(d)   <u>Fractional Shares</u>. The Company shall not be required to issue fractional shares upon the exercise of this Option.

5.   <u>Non-Transferability of this Option</u>. This Option may not be assigned or transferred in any manner except by will or by the laws of descent and distribution.

6.   <u>Termination of this Option</u>. This Option shall terminate upon the first to occur of: (a) the Option Term Date, (b) the last date for exercising this Option following termination of employment as described in this Option Agreement, or (c) a Transfer of Control as described in the Plan.

7.   <u>Termination of Employment</u>.

(a)   <u>Termination of this Option</u>. If the Optionee ceases to be an employee of the Company for any reason except death or Disability, this Option, to the extent exercisable by the Optionee on the date on which the Optionee ceased to be an employee, may be exercised by the Optionee until the earlier of (i) three (3) months after the date on which the Optionee's employment terminates or (ii) the Option Term Date. Notwithstanding the foregoing, if the Optionee's employment with the Company is terminated for cause (as determined in the sole discretion of the Board unless cause is defined in an employment agreement between the Optionee and the Company in which case such definition shall be used), this Option may not be exercised after the date on which the Optionee's employment terminates. If the Optionee's employment with the Company is terminated because of the death or Disability of the Optionee, this Option, to the extent exercisable by the Optionee on the date on which the Optionee ceased to be an employee, may be exercised by the Optionee (or the Optionee's legal representative) until the earlier of (A) the expiration of twelve (12) months from the date the Optionee's employment terminated or (B) the Option Term Date. The Optionee's employment shall be deemed to have terminated on account of death if the Optionee dies within three (3) months after the Optionee's termination of employment. This paragraph shall be interpreted such that this Option shall not become exercisable as to any additional Number of Option Shares after the date on which the Optionee ceases to be an employee of the Company (pursuant to this paragraph) for any reason, notwithstanding any period after such cessation of employment during which this Option may remain exercisable as provided in this paragraph.

(b)   <u>Exercise Prevented by Law</u>. Except as provided in this paragraph, this Option shall terminate and may not be exercised after the Optionee's employment with the Company terminates unless the exercise of this Option in accordance with this paragraph is prevented by applicable securities laws. If the exercise of this Option is so prevented, this Option shall remain exercisable until the earlier of (i) three (3) months after the date the Optionee is notified by the Company that this Option is exercisable or (ii) the Option Term Date.

(c)   Optionee Subject to Section 16(b). Notwithstanding the foregoing, if the exercise of this Option within the applicable time periods set forth above would subject the Optionee to suit under Section 16(b) of the Securities Exchange Act of 1934, as amended, this Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which the Optionee would no longer be subject to such suit, (ii) the one hundred ninetieth (190th) day after the Optionee's termination of employment, or (iii) the Option Term Date.

(d)   Leave of Absence. For purposes hereof, the Optionee's employment with the Company shall not be deemed to terminate if the Optionee takes any military leave, sick leave or other bona fide leave of absence approved by the Company of ninety (90) days or less. In the event of a leave in excess of ninety (90) days, the Optionee's employment shall be deemed to terminate on the ninety-first (91st) day of the leave unless the Optionee's right to reemployment with the Company remains guaranteed by statute or contract.

8.   Transfer of Control. The provisions of the Plan applicable to a Transfer of Control (as defined in the Plan) shall apply to this Option.

9.   Rights as a Stockholder or Employee. The Optionee shall have no rights as a stockholder with respect to any shares covered by this Option until the date of the issuance of a certificate or certificates for the shares for which this Option has been exercised. Nothing in this Option shall confer upon the Optionee any right to continue in the employ of the Company or interfere in any way with any right of the Company to terminate the Optionee's employment at any time.

10.   Notice of Sales Upon Disqualifying Disposition. The Optionee shall dispose of the shares acquired pursuant to this Option only in accordance with the provisions of this Option Agreement. In addition, the Optionee shall promptly notify the Chief Financial Officer or other appropriate officer of the Company if the Optionee disposes of any of the shares acquired pursuant to this Option within one (1) year from the date the Optionee exercises all or part of this Option or within two (2) years of the Date of Option Grant. Until such time as the Optionee disposes of such shares in a manner consistent with the provisions of this Option Agreement, the Optionee shall hold all shares acquired pursuant to this Option in the Optionee's name (and not in the name of any nominee) for the (1)-year period immediately after exercise of this Option and the (2)-year period immediately after the Date of Option Grant. At any time during the one-year or (2)-year periods set forth above, the Company may place a legend or legends on any certificate or certificates representing shares acquired pursuant to this Option requesting the transfer agent for the Company's stock to notify the Company of any such transfers. The obligation of the Optionee to notify the Company of any such transfer shall continue notwithstanding that a legend has been placed on the certificate or certificates pursuant to the preceding sentence.

11.   Right of First Refusal. This Option shall be subject to a right of first refusal in favor of the Company on the terms and conditions set forth in the Plan.

12.   Binding Effect. This Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

13.   Termination or Amendment. The Board may terminate or amend this Option Agreement at any time; provided, however, that no such termination or amendment may materially adversely affect this Option or any unexercised portion hereof, as determined in the discretion of the Board, without

the consent of the Optionee unless such amendment is required to enable this Option to qualify as an Incentive Stock Option.

14.   Integrated Agreement. This Option Agreement, together with the Plan, constitute the entire understanding and agreement of the Optionee and the Company with respect to the subject matter contained herein, and there are no other agreements, understandings, restrictions, representations or warranties among the Optionee and the Company with respect to the subject matter contained herein other than those as set forth or provided for herein and therein. To the extent contemplated herein, the provisions of this Option Agreement shall survive any exercise of this Option and shall remain in full force and effect. The terms and conditions included in the Plan are incorporated by reference herein, and, to the extent that any conflict may exist between any term or provision of this Option Agreement and any term or provision of the Plan, the term or provision of the Plan shall control.

15.   Applicable Law. This Option Agreement shall be governed by the laws of the State of North Carolina as such laws are applied to agreements between North Carolina residents entered into and to be performed entirely within the State of North Carolina.

16.   Effect of Certain Transactions. Notwithstanding anything to the contrary in this Option Agreement, in the event that the Optionee has entered into a confidentiality, nondisclosure, invention and/or non-competition agreement with the Company and the Optionee is determined, in the reasonable judgment of the Board, to have materially breached such agreement, the Optionee shall forfeit any shares acquired pursuant to this Option and 100% of this Option granted pursuant to this Option Agreement, whether or not exercisable.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned hereby execute this Stock Option Agreement of BNNano, Inc.

BNNano, Inc.

By: _____

Name: _____

Title: _____

The Optionee represents that the Optionee is familiar with the terms and provisions of this Option Agreement, including the right of first refusal set forth in the Plan, and hereby accepts this Option subject to all of the terms and provisions thereof. The Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Board made in good faith upon any questions arising under this Option Agreement.

The undersigned hereby acknowledges receipt of a copy of the Plan.

Dated: _____

_____
Optionee Printed Name

<center>**NOTICE OF EXERCISE**</center>

Date: _____

BNNano, Inc.
Attn: _____
_____
_____

Re: Exercise of Incentive Stock Option

Dear Sir or Madam:

Pursuant to the terms and conditions of the Incentive Stock Option Agreement dated as of _____ (the "**Agreement**"), by and between _____ ("**Optionee**") and BNNano, Inc. (the "**Company**"), Optionee hereby agrees to purchase _____ shares (the "**Shares**") of the Common Stock of the Company and tenders payment in full for such shares in accordance with the terms of the Agreement.

The Shares are being issued to Optionee in a transaction not involving a public offering and pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "**1933 Act**"). In connection with such purchase, Optionee represents, warrants and agrees as follows:

1.   The Shares are being purchased for Optionee's own account and not for the account of any other person, with the intent of holding the Shares for investment and not with the intent of participating, directly or indirectly, in a distribution or resale of the Shares or any portion thereof.

2.   Optionee is not acquiring the Shares based upon any representation, oral or written, by any person with respect to the future value of, or income from, the Shares, but rather upon independent examination and judgment as to the prospects of the Company.

3.   Optionee has had complete access to and the opportunity to review all material documents related to the business of the Company, has examined all such documents as Optionee desired, is familiar with the business and affairs of the Company and realizes that any purchase of the Shares is a speculative investment and that any possible profit therefrom is uncertain.

4.   Optionee has had the opportunity to ask questions of and receive answers from the Company and its executive officers and to obtain all information necessary for Optionee to make an informed decision with respect to the investment in the Company represented by the Shares.

5.   Optionee is able to bear the economic risk of any investment in the Shares, including the risk of a complete loss of the investment, and Optionee acknowledges that he or she may need to continue to bear the economic risk of the investment in the Shares for an indefinite period.

6.   Optionee understands and agrees that the Shares are being issued and sold to Optionee without registration under any state or federal laws relating to the registration of securities, in reliance upon exemptions from registration under appropriate state and federal laws based in part upon the representations of Optionee made herein.

7.   The Company is under no obligation to register the Shares or to comply with any exemption available for sale of the Shares by Optionee without registration, and the Company is under no obligation to act in any manner so as to make Rule 144 promulgated under the 1933 Act available with respect to any sale of the Shares by Optionee.

8.   Optionee has not relied upon the Company or an employee or agent of the Company with respect to any tax consequences related to exercise of this Option or the disposition of the Shares. Optionee assumes full responsibility for all such tax consequences and the filing of all tax returns and elections Optionee may be required to or find desirable to file in connection therewith.

_____

Optionee Printed Name

Optionee Address:

_____

_____

UNANIMOUS WRITTEN CONSENT OF THE SHAREHOLDERS
OF
BNNANO, INC.

The undersigned, being the holders of the issued and outstanding stock of BNNano, Inc., a North Carolina corporation (the "**Company**"), do hereby adopt the following resolutions by signing their written consent hereto, which action is taken in lieu of holding a meeting of the shareholders of the Company:

2018 STOCK OPTION PLAN

WHEREAS, the Board of Directors adopted the BNNano, Inc. 2018 Stock Option Plan attached hereto and incorporated herein by reference on April 3, 2018 (the "**Plan**"); and

WHEREAS, in order for a stock option to constitute an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, the option must be granted pursuant to a plan that is approved by the stockholders of the granting corporation within twelve (12) months before or after the plan is adopted.

NOW, THEREFORE, BE IT RESOLVED, that the shareholders of the Company hereby approve the Plan effective as of April 3, 2018.

_____
Steven Wilcenski

_____
Jason Taylor

ALL OF THE SHAREHOLDERS

FOUNDER'S AGREEMENT

This Founder's Agreement (this "**Agreement**") is entered into as of April 3, 2018 (the "**Effective Date**"), by and between BNNano, Inc., a North Carolina corporation (the "**Company**"), and Steven Wilcenski (the "**Founder**").

1. Issuance of Shares.

1.1 **Issuance**. On the terms and conditions set forth in this Agreement, the Company previously issued an aggregate of 5,000,000 shares of the Company's Common Stock, no par value per share (the "**Shares**"), to the Founder. The issuance of such shares occurred in two tranches of 1,250,000 and 3,750,000 shares. Any agreement entered into at the time of either such issuance is hereby superseded by this Agreement.

1.2 **Consideration**. As consideration for the Shares, the Founder paid to the Company **$0.000001** per share (the "**Purchase Price**"). The Founder paid the Purchase Price by transferring and assigning to the Company: (a) the business plan of the Company (the "**Business Plan**") and (b) any and all right, title and interest the Founder has in the Business Plan and any Intellectual Property (as defined below) related to the Company's business, as currently conducted and as contemplated to be conducted pursuant to the Business Plan or otherwise. For purposes hereof, "**Intellectual Property**" means: (i) United States and foreign patents, trademarks, copyrights and mask works, registrations and applications therefor, and rights granted upon any reissue, division, continuation or continuation-in-part thereof, (ii) trade secret rights arising out of the laws of any and all jurisdictions, (iii) ideas, inventions, concepts, technology, software, methods, processes, drawings, illustrations, writings, know-how, show-how, trade names, domain names, web addresses and web sites, and all rights therein and thereto, (iv) any other intellectual property rights, whether or not registrable, and (v) licenses in or to any of the foregoing. Further, the Founder agrees to take all actions reasonably requested by the Company to assist the Company in effecting the foregoing transfer and in establishing, perfecting, defending, enforcing and protecting the Company's rights in any of the above transferred items, including without limitation assisting in the prosecution of any patent applications included in or based upon the Intellectual Property. Upon receipt of the Purchase Price by the Company for the Shares, the Company shall issue to the Founder one (1) or more certificates in the name of the Founder evidencing the Shares.

2. Representations.
In connection with the issuance of the Shares under this Agreement, the Founder hereby represents and warrants to the Company as follows:

2.1 The Founder is acquiring and will hold the Shares for investment for his account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**").

2.2 The Founder acknowledges that the Shares have not been registered under the Securities Act by reason of a specific exemption therefrom and that the Shares must be held indefinitely, unless they are subsequently registered under the Securities Act or the Founder obtains an opinion of counsel, in form and substance satisfactory to the Company and its counsel, that such registration is not required. The Founder acknowledges that the Company is under no obligation to register the Shares under the Securities Act.

2.3 The Founder acknowledges the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three (3)-month period not exceeding specified limitations. The Founder acknowledges that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

2.4   The Founder will not sell, transfer or otherwise dispose of the Shares in violation of the Securities Act, the Securities Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act. The Founder agrees that he will not dispose of the Shares unless and until he has complied with all requirements of this Agreement applicable to the disposition of Shares, and he has provided the Company with written assurances, in substance and form satisfactory to the Company, that (a) the proposed disposition does not require registration of the Shares under the Securities Act or all appropriate action necessary for compliance with the registration requirements of the Securities Act or with any exemption from registration available under the Securities Act (including Rule 144) has been taken and (b) the proposed disposition will not result in the contravention of any transfer restrictions applicable to the Shares under the securities laws or regulations of any state.

2.5   The Founder has been furnished with, and has had access to, all information that he considers necessary or appropriate for deciding whether to invest in the Shares, and the Founder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

2.6   The Founder is aware that his investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Founder is able, without impairing his financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.   **Securities Law Restrictions**. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

4.   **Notices**. All notices required or permitted hereunder shall be in writing and deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by certified mail, postage prepaid, addressed, in the case of the Company, to its principal office and, in the case of the Founder, to the address shown in the Company's records.

5.   **Successors and Assigns**. Except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns and the Founder and the Founder's legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law, whether or not any such person has become a party to this Agreement or has agreed in writing to join herein and to be bound by the terms, conditions and restrictions hereof.

6.   **General**. This Agreement (a) shall be construed and interpreted in accordance with the North Carolina Business Corporation Act, as to matters within the scope thereof, and the internal laws of the State of North Carolina (without reference to the conflict of law provisions thereof), as to all other matters, and

(b) is the entire agreement between the parties concerning the matters set forth herein and supersedes all prior oral and written agreements between them, and no waiver, alteration or cancellation of any of the provisions of this Agreement shall be binding unless in writing and signed by the party to be bound. If any portion of this Agreement is held to be invalid or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect without the invalid or unenforceable provisions. The Company hereby represents and warrants that the officials signing this Agreement have the power to do so on behalf of the Company.

[Signatures follow.]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the Effective Date.

BNNano, Inc.

By: _____
     Kim Wilcenski
     Secretary

FOUNDER:

_____
Steven Wilcenski

PROPRIETARY INFORMATION, INVENTIONS,
NON-COMPETITION AND NON-SOLICITATION AGREEMENT

This Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement (this "*Agreement*"), made effective as of April 3, 2018 (the "*Effective Date*"), is made in consideration of the issuance to me of shares of the capital stock of BNNano, Inc., a North Carolina corporation, or its subsidiaries or affiliates (the "*Company*"), and the compensation now and hereafter paid to me. I hereby agree as follows:

1. NONDISCLOSURE.

1.1 Recognition of Company's Rights; Nondisclosure. At all times during my engagement and thereafter, I will hold in strictest confidence and will not disclose or use any Proprietary Information (as defined below), except as such disclosure or use may be required in connection with my work for the Company or unless the Company expressly authorizes such in writing. I will obtain the Company's written approval before publishing or submitting for publication any material (written, verbal or otherwise) that relates to my work at the Company and/or incorporates any Proprietary Information. I agree that upon termination of my engagement I will acknowledge my possession of Proprietary Information by signing an appropriate list of all Proprietary Information of which I have knowledge or about which I have acquired information. I hereby assign to the Company any rights I may have or acquire in such Proprietary Information and recognize that all Proprietary Information shall be the sole property of the Company.

1.2 Proprietary Information. The term "*Proprietary Information*" shall mean any and all confidential and/or proprietary knowledge, data or information of the Company. By way of illustration but not limitation, "Proprietary Information" includes: (a) trade secrets, inventions, ideas, processes, formulas, source and object codes, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques, (b) information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers, and (c) information regarding the skills and compensation of other employees and independent contractors of the Company.

1.3 Third Party Information. I understand, in addition, that the Company has received and in the future will receive from third parties confidential or proprietary information ("*Third Party Information*") subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of my engagement and thereafter, I will hold Third Party Information in the strictest confidence and will not disclose to anyone or use the Third Party Information, except in connection with my work for the Company.

1.4 No Improper Use of Information of Prior Employers and Others. During my engagement by the Company, I will not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom I have an obligation of confidentiality. I will not bring onto the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom I have an obligation of confidentiality unless consented to in writing by that former employer or person. I will use in the performance of my duties only information which is generally known and used by persons with training and experience comparable to my own, which is common knowledge in the industry or otherwise legally in the public domain or which is otherwise provided or developed by the Company or me. I represent that my performance of all of the terms of this Agreement and as a consultant of the Company does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my engagement by the Company. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict herewith.

2. ASSIGNMENT OF INVENTIONS.

2.1 Proprietary Rights. The term "*Proprietary Rights*" shall mean all trade secret, patent, copyright, mask work and other intellectual property rights throughout the world.

2.2 Prior Inventions. Inventions, if any, patented or unpatented, which I made prior to the commencement of my engagement with the Company are excluded from the scope of this Agreement. To preclude any possible uncertainty, I have set forth on **Exhibit A** (Previous Inventions) attached hereto, and incorporated herein by reference, a complete list of all inventions that I have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of my engagement with the Company, that I consider to be my property or the property of third parties and that I wish to have excluded from the scope of this Agreement (collectively, "*Prior Inventions*"). If disclosure of any such Prior Invention would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Prior Inventions in **Exhibit A** but am only to disclose a cursory name for each such invention, a listing of the party to whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. If no such disclosure is attached, I represent that there are no Prior Inventions. If, in the course of my engagement with the Company, I incorporate a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sublicensees) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, I agree that I will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions (as defined below) without the Company's prior written consent.

2.3 Assignment of Inventions. I hereby assign and agree to assign in the future all of my right, title and interest in and to any and all inventions (and all Proprietary Rights with respect thereto), trade secrets, confidential and proprietary information, software programs, discoveries, conceptions, preparations and developments, whether or not eligible for or covered by patent, copyright or trade secret protection (collectively, "*Inventions*"), and whether or not such Inventions constitute works for hire or would otherwise belong to the Company by operation of law which (a) are related to the Company's business or actual or demonstrably anticipated research or development or (b) were developed during Company time or using Company resources (collectively, "*Assigned Inventions*") that become known to, or are made, conceived, reduced to practice or learned by me, either alone or jointly with others, during the period of my engagement with the Company. Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this Section 2, are hereinafter referred to as "*Company Inventions*."

2.4 Obligation to Keep Company Informed. I will promptly disclose to the Company fully and in writing all Inventions authored, conceived or reduced to practice by me, either alone or jointly with others, during the period of my engagement. At the time of each such disclosure, I will advise the Company in writing of any Inventions that I believe are non-assignable inventions under the provisions of N.C. GEN. STAT. §66-57.1 (inventions that I developed entirely on my own time without using the Company's equipment, supplies, facility or trade secret information, unless such invention (a) relates to the Company's business or actual or demonstrably anticipated research or development, or (b) results from any work performed by me for the Company), and I will at that time provide to the Company in writing all evidence necessary to substantiate that belief.

2.5 Works for Hire. I acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of my engagement and which are protectable by copyright are "works made for hire," pursuant to United States Copyright Act (17 U.S.C., Section 101).

2.6   Enforcement of Proprietary Rights. I will assist the Company in every proper way to obtain, and from time to time enforce, United States and foreign Proprietary Rights relating to Company Inventions in any and all countries. To that end I will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Proprietary Rights and the assignment thereof. In addition, I will execute, verify and deliver assignments of such Proprietary Rights to the Company or its designee. My obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries shall continue beyond the termination of my engagement, but the Company shall compensate me at a reasonable rate after my termination for the time actually spent by me and for any reasonable expenses actually incurred by me at the Company's request on such assistance.

In the event the Company is unable for any reason, after reasonable effort, to secure my signature on any document needed in connection with the actions specified in the preceding paragraph, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and in my behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by me. I hereby waive and quitclaim to the Company any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to the Company.

3.   NO CONFLICTS OR SOLICITATION. To protect the Company's Proprietary Information, I agree that, during my engagement by the Company, I will not, without the Company's express written consent, enter into any other engagement or business activity with any other person or entity engaged in a Restricted Business (as defined below). I also agree that, during my engagement by the Company and for one (l) year after the termination of my engagement by the Company, I will not, either directly or through others: (a) request, induce or solicit any employee, independent contractor or consultant of the Company to terminate his or her engagement, independent contractor or consultant relationship with the Company, (b) request, induce or solicit any customers, prospective customers or suppliers of the Company, which were customers, prospective customers or suppliers of the Company during the last year of my engagement by the Company, to curtail or cancel their business with the Company, to do business within the scope of the Company's Business (as defined below) with a Restricted Business or to purchase products or services that are competitive with products or services offered by the Company, (c) request, induce or solicit any customers, prospective customers or suppliers of the Company with which I worked or had business contact during the last year of my engagement by the Company to curtail or cancel their business with the Company, to do business within the scope of the Company's Business with a Restricted Business or to purchase products or services that are competitive with products or services offered by the Company, (d) provide products or services that are competitive with products or services of the Company to any customers, prospective customers or suppliers of the Company, which were customers, prospective customers or suppliers of the Company during the last year of my engagement by the Company, or (e) provide products or services that are competitive with products or services of the Company to any customers, prospective customers or suppliers of the Company with which I worked or had business contact during the last year of my engagement by the Company. If any restriction set forth in this Section 3 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which such court shall determine it to be enforceable.

4. COVENANT NOT TO COMPETE. To protect the Company's Proprietary Information, I agree that, during my engagement by the Company and for one (l) year after the termination of my engagement by the Company, I will not: (a) perform services (or assist others to perform services), within the Restricted Territory (as defined below) for any Restricted Business, that are the same or similar to any services that I performed for the Company or that otherwise utilize skills, knowledge and/or business contacts and relationships that I utilized while providing services to the Company, (b) engage in any activities (or assist others to engage in any activities) within the Restricted Territory that compete with the Company's Business, or (c) own or beneficially own an equity interest in a Restricted Business. It is agreed that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not constitute a violation of this provision.

4.1 Reasonable. I agree and acknowledge that the time limitation on the restrictions in Section 4, combined with the geographic scope, is reasonable. I also acknowledge and agree that Section 4 is reasonably necessary for the protection of Proprietary Information, that through my engagement I shall receive adequate consideration for any loss of opportunity associated with the provisions herein and that these provisions provide a reasonable way of protecting the Company's Business value, which will be imparted to me.

4.2 As used herein, the terms:

(a) "*Restricted Business*" shall mean any corporation, partnership, person or other entity that is researching, developing, manufacturing, marketing, distributing or selling any product, service or technology that is competitive with any part of the Company's Business at any time.

(b) The "**Company's Business**" shall mean the development, manufacture, marketing, distribution or sale of, including research directed to, any product, service or technology that the Company is developing, manufacturing, marketing, distributing or selling or to which the Company is directing research. As of the date of this Agreement, the Company's Business includes, but is not limited to, research directed to and the development, manufacture, marketing, distribution and/or sale of Company's business includes the development, manufacture, marketing, distribution and/or sale of boron nitride nanotubes. I understand that, during my engagement by the Company, the Company's Business may expand or change, and I agree that any such expansions or changes shall expand or contract the definition of the Company's Business and my obligations under this Agreement accordingly.

(c) "*Restricted Territory*" shall mean the following severable geographic areas: (i) throughout the world, (ii) within any country in which the Company or a Competing Business is engaged in business, (iii) within any country in which the Company is engaged in business, (iv) within any country in which I performed services while engaged by the Company or for which I had responsibility while engaged by the Company, (v) within the United States, (vi) within any state, including the District of Columbia, in which the Company or a Competing Business is engaged in business, (vii) within any state, including the District of Columbia, in which the Company is engaged in business, (viii) within any state, including the District of Columbia, in which I performed services while engaged by the Company or for which I had responsibility while engaged by the Company, (ix) the State of North Carolina, (x) within a 100-mile radius of my principal place of engagement by the Company, and (xi) within a 100-mile radius of the Company's corporate headquarters or principal place of business. If a court of competent jurisdiction determines that the Restricted Territory is too restrictive to be enforceable, then the parties agree that the Restricted Territory shall be reduced to the least extent necessary to make the restriction enforceable.

5. NON-DISPARAGEMENT. I agree not to make any disclosures, issue any statements or otherwise cause to be disclosed any information which is designed, intended or might reasonably be anticipated to disparage the Company, its officers or directors, its business, services, products and/or personnel.

6. RECORDS. I agree to keep and maintain adequate and current records of all Proprietary Information developed by me and all Inventions made by me during the period of my engagement at the Company, which records shall be available to and remain the sole property of the Company at all times.

7. NO CONFLICTING OF OBLIGATION. I represent that my performance of all the terms of this Agreement and as a consultant of the Company does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my engagement by the Company. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict herewith.

8. RETURN OF COMPANY MATERIALS. When I leave the engagement of the Company, I will deliver to the Company any and all drawings, notes, memoranda, specifications, devices, formulas and documents, together with all copies thereof, and any other material containing or disclosing any Company Inventions, Third Party Information or Proprietary Information in whatever form such information is contained. I further agree that any property situated on the Company's premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice.

9. LEGAL AND EQUITABLE REMEDIES. Because my services are personal and unique and because I may have access to and become acquainted with the Proprietary Information, the Company shall have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement.

10. NOTICES. Any notices required or permitted hereunder shall be given to the appropriate party at the address specified below or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address, or if sent by certified mail, three (3) days after the date of mailing.

11. NOTIFICATION OF NEW EMPLOYER. In the event that I leave the engagement of the Company, I hereby consent to the notification of my new employer of my rights and obligations under this Agreement.

12. GENERAL PROVISIONS.

12.1 Governing Law; Consent to Personal Jurisdiction and Exclusive Forum. This Agreement shall be construed, interpreted and governed in accordance with and by North Carolina law, without regard to the conflict of laws principles thereof. The state and federal courts in North Carolina shall be the exclusive venues for the adjudication of all disputes arising out of this Agreement, and I consent to the exercise of personal jurisdiction over me in any such adjudication and hereby waive any and all objections and defenses to the exercise of such personal jurisdiction. Any action brought in contravention of this paragraph by one party is subject to dismissal at any time and at any stage of the proceedings by the other, and no action taken by the other in defending, counterclaiming or appealing shall be construed as a waiver of this right to immediate dismissal. A party bringing an action in contravention of this paragraph shall be liable to the other party for the costs, expenses and attorneys' fees incurred in successfully dismissing the action or successfully transferring the action to the state and federal courts in North Carolina.

12.2 Severability. In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If, moreover, any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

12.3 "**Consultant**" **Term.** For purposes of this Agreement, the term "consultant" shall be deemed to include "founder", "director" and "independent contractor".

12.4 **Successors and Assigns.** This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors and its assigns.

12.5 **Survival.** The provisions of this Agreement shall survive the termination of my engagement and the assignment of this Agreement by the Company to any successor in interest or other assignee.

12.6 **No Employment Rights.** I agree and understand that my engagement is at-will which means I or the Company each have the right to terminate my engagement at will, with or without advance notice and with or without cause. I further agree and understand that nothing in this Agreement shall confer any right with respect to continuation of engagement by the Company, nor shall it interfere in any way with my right or the Company's right to terminate my engagement at any time, with or without cause or notice.

12.7 **Waiver.** No waiver by the Company of any breach of this Agreement shall be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under this Agreement shall be construed as a waiver of any other right. The Company shall not be required to give notice to enforce strict adherence to all terms of this Agreement.

12.8 **Tolling of Limitation Period.** I agree that a breach of any provision(s) of this Agreement will toll the running of the limitation period with respect to such provision(s) for as long as such breach occurs.

12.9 **Entire Agreement.** The obligations pursuant to Sections 1 through 4 and Sections 6 and 7 (including all subparts) of this Agreement shall apply to any time during which I was previously engaged, or am in the future engaged, by the Company as a consultant if no other agreement governs nondisclosure and assignment of inventions during such period. This Agreement is the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions between us with respect to the subject matter hereof. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

[*Signature Page Follows*]

This Agreement shall be effective as of the Effective Date.

I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS.

_____

Steven Wilcenski

ACCEPTED AND AGREED TO:

BNNANO, INC.

By: _____

Kim Wilcenski
Secretary

STOCK REPURCHASE AGREEMENT

This Stock Repurchase Agreement (this "**Agreement**") made effective as of April 3, 2018 (the "**Effective Date**"), by and between BNNano, Inc., a North Carolina corporation (the "**Company**"), and Steven Wilcenski (the "**Shareholder**"). This Agreement supersedes any prior agreement between the Company and the Shareholder with respect to the Shares (as defined below).

1. Purchase of Shares. The Shareholder is the record and beneficial holder of 5,000,000 shares of Common Stock of the Company, no par value per share (the "**Common Stock**"). Now, the Shareholder desires and agrees to subject 3,750,000 shares (the "**Shares**") to the Purchase Option set forth in Section 2 of this Agreement and the restrictions on transfer set forth in Section 4 of this Agreement.

2. Purchase Option.

    (a) If the Shareholder ceases to be employed by the Company, for any reason prior to the fourth anniversary of the Effective Date, the Company shall have the right and option (the "**Purchase Option**") to purchase from the Shareholder, for the amount of $0.000001 per share (the "**Option Price**"), up to the number of the Shares that are unvested at the time the Shareholder ceases to be employed by the Company. The Shares shall vest in accordance with the following schedule: 25% of the Shares shall vest on the first anniversary of the Effective Date; and 2.0833% of the Shares shall vest on the first day of each subsequent month thereafter year, such that all of the Shares will be fully vested after forty-eight (48) months of continuous employment by the Company after the Effective Date.

    (b) For purposes of this Agreement, employment by the Company shall include employment by or consulting services provided to the Company or a parent or subsidiary of the Company.

    (c) Notwithstanding the provisions of Section 2(a) hereof, all of the unvested Shares shall immediately vest upon the occurrence of an "Acceleration Event" as defined below. An "**Acceleration Event**" shall be deemed to have occurred upon (i) the merger or consolidation of the Company with or into another entity such that the shareholders of the Company prior to such transaction do not or are not expected to own a majority of the voting stock of the surviving entity, (ii) the sale or other disposition of 50% or more of the Company's assets or the sale of all or substantially all of the capital stock of the Company, or (iii) the liquidation of the Company.

3. Exercise of Purchase Option and Closing.

    (a) The Company may exercise the Purchase Option by a notice of exercise to the Shareholder (or the Shareholder's estate), in accordance with Section 14, within sixty (60) days after the termination of the Shareholder's active participation in the business of the Company. Such notice shall specify the number of Shares to be purchased. If the Purchase Option is not so exercised within such sixty (60)-day period, the Purchase Option shall automatically expire and terminate effective upon the expiration of such sixty (60)-day period.

    (b) Within ten (10) days after the Shareholder's (or the Shareholder's estate) receipt of the Company's notice of the exercise of the Purchase Option pursuant to Section 3(a) above, the Shareholder (or the Shareholder's estate) shall tender to the Company at its principal offices the certificate or certificates representing the Shares which the Company has elected to purchase, duly endorsed in blank by the Shareholder (or the Shareholder's estate) or with duly endorsed stock powers attached thereto, all in form suitable for the transfer of such Shares to the Company. Upon its receipt of such Shares, the Company shall deliver or mail to the Shareholder (or the Shareholder's estate) a check in the amount of the aggregate Option Price therefor.

(c)   After the time at which any Shares are required to be delivered to the Company for transfer to the Company pursuant to Section 3(b) above, the Company shall not pay any dividend to the Shareholder on account of such Shares or permit the Shareholder (or the Shareholder's estate) to exercise any of the privileges or rights of a shareholder with respect to such Shares, but shall, insofar as permitted by law, treat the Company as the owner of such Shares.

(d)   The Option Price may be payable, at the option of the Company, in cancellation of all or a portion of any outstanding indebtedness of the Shareholder to the Company or in cash (by check) or both.

(e)   The Company shall not purchase any fraction of a Share upon exercise of the Purchase Option, and any fraction of a Share resulting from a computation made pursuant to Section 2 of this Agreement shall be rounded to the nearest whole Share (with any one-half Share being rounded upward).

4.   Restrictions on Transfer.

(a)   Except as otherwise provided in Section 4(b) or 4(c) below, the Shareholder shall not sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively "**transfer**"), any of the Shares, or any interest therein.

(b)   If, at any time or from time to time, the Shareholder proposes to transfer any Shares not then subject to the Purchase Option (the "**Offered Shares**"), the Shareholder shall first give written notice of the proposed transfer (the "**Transfer Notice**") to the Company. The Transfer Notice shall name the proposed transferee and state the number of Offered Shares to be transferred, the price per Offered Share and all other material terms and conditions of the proposed transfer. The Company shall have the option to purchase all, but not less than all, of the Offered Shares at the purchase price and upon the other terms and conditions specified in the Transfer Notice. The Company may accept the offer by notifying the Shareholder in writing, within twenty (20) days after the date of its receipt of the Transfer Notice, of its acceptance. The closing of the purchase of Offered Shares pursuant to this Section 4(b) shall occur at the principal offices of the Company within fifteen (15) days after receipt by the Shareholder of the Company's notice of acceptance. At the closing, the Shareholder shall tender to the Company the certificate or certificates representing the Offered Shares, duly endorsed in blank or with duly endorsed stock powers attached thereto, all in forms suitable for the transfer of such Offered Shares, free and clear of all liens, encumbrances and restrictions (other than those imposed by the Company's Certificate of Incorporation or Bylaws or applicable laws) to the Company against delivery by the Company to the Shareholder of a check in the amount of the aggregate purchase price therefor, that, if the terms of the payment set forth in the Transfer Notice were other than cash against delivery, the Company may, at its option, pay for the Offered Shares on the same terms and conditions set forth in the Transfer Notice. If the Company does not elect to acquire all of the Offered Shares, the Shareholder may transfer to the proposed transferee, within the sixty (60)-day period following the expiration of the rights granted to the Company pursuant to this Section 4(b), all, but not less than all, of the Offered Shares, <u>provided</u>, that (i) such transfer shall not be on terms and conditions more favorable to the transferee than those contained in the Transfer Notice, (ii) such transfer shall comply with all applicable state and federal securities laws, (iii) the Shares so transferred shall remain subject to this Agreement (including without limitation the restrictions on transfer set forth in this Section 4), and (iv) such transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

(c)   Notwithstanding the foregoing, the Shareholder may transfer Shares (whether or not subject to the Purchase Option) to or for the benefit of any parent, spouse, child or grandchild, or to a trust or custodial account for his, her or their benefit, without first offering such Shares to the Company pursuant hereto, provided, that (i) such transfer shall comply with all applicable state and federal securities laws, (ii) such Shares shall remain subject to this Agreement (including without limitation the Purchase Option, if then applicable, and the restrictions on transfer set forth in this Section 4), and (iii) such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

(d)   Except as set forth in Section 4(c), the Shareholder may not transfer any Shares subject to the Purchase Option.

(e)   The restrictions on transfer set forth in this Section 4 shall remain in effect from the date hereof until the date on which the Company (or, in the event of a transaction to which Section 8(b) applies, an Acquiring Corporation (as defined below)) first becomes subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (provided, however, that, if the Company first becomes subject to such reporting requirements in connection with the sale of the Company's Common Stock in a public offering registered under the Securities Act of 1933, as amended (the "**Securities Act**"), the date determined pursuant to this Section 4(e) shall be deemed to be the date of the closing of such sale).

5.   Effect of Prohibited Transfer. The Company shall not be required (a) to transfer on its books any of the Shares which shall have been sold or transferred in violation of any of the provisions set forth in this Agreement, or (b) to treat as owner of such Shares or to pay dividends to any transferee to whom any such Shares shall have been so sold or transferred.

6.   Restrictive Legend. All certificates representing Shares shall have affixed thereto a legend in substantially the following form, in addition to any other legends that may be required under federal or state securities laws:

> "The shares represented by this certificate are subject to restrictions on transfer and an option to purchase set forth in a certain Stock Repurchase Agreement between the Company and the registered owner of this certificate (or such owner's predecessor in interest), and such Stock Repurchase Agreement is on file in, and may be examined at, the principal office of the Company."

7.   Investment Representations. The Shareholder represents, warrants and covenants as follows:

(a)   The Shareholder is purchasing the Shares for the Shareholder's own account for investment only and not with a view to, or for sale in connection with, any distribution of the Shares in violation of the Securities Act, or any rule or regulation under the Securities Act.

(b)   The Shareholder has had such opportunity as the Shareholder has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Shareholder to evaluate the merits and risks of the Shareholder's investment in the Company.

(c)   The Shareholder has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the purchase of the Shares and to make an informed investment decision with respect to such purchase.

(d)   The Shareholder can afford a complete loss of the value of the Shares and is able to bear the economic risk of holding such Shares for an indefinite period.

(e)   The Shareholder understands that (i) the Shares have not been registered under the Securities Act and are "**restricted securities**" within the meaning of Rule 144 under the Securities Act; (ii) the Shares cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available; (iii) in any event, the exemption from registration under Rule 144 will not be available for at least one (1) year and even then will not be available unless a public market then exists for the Common Stock, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; and (iv) there is now no registration statement on file with the Securities and Exchange Commission with respect to any stock of the Company, and the Company has no obligation or current intention to register the Shares under the Securities Act.

(f)   A legend substantially in the following form will be placed on the certificate representing the Shares:

> "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred or otherwise disposed of in the absence of an effective registration statement under such Act or an opinion of counsel satisfactory to the Company to the effect that such registration is not required."

8.   <u>Adjustments for Stock Splits, Stock Dividends, Etc.</u>

(a)   If from time to time during the term of the Purchase Option there is any stock split, stock dividend, stock distribution or other reclassification of the Common Stock of the Company, any and all new, substituted or additional securities to which the Shareholder is entitled by reason of the Shareholder's ownership of the Shares shall be immediately subject to the Purchase Option, the restrictions on transfer and other provisions of this Agreement in the same manner and to the same extent as the Shares, and the Option Price shall be appropriately adjusted.

(b)   If the Shares are converted into or exchanged for, or shareholders of the Company receive by reason of any distribution in total or partial liquidation, securities of another Company (an "**Acquiring Corporation**"), or other property (including cash), pursuant to any merger of the Company or acquisition of its assets by an Acquiring Corporation, then the rights of the Company under this Agreement shall inure to the benefit of the Acquiring Corporation, and this Agreement shall apply to the securities or other property received from the Acquiring Corporation upon such conversion, exchange or distribution in the same manner and to the same extent as the Shares.

9.   <u>Withholding Taxes</u>.

(a)   The Shareholder acknowledges and agrees that the Company has the right to deduct from payments of any kind otherwise due to the Shareholder any federal, state or local taxes of any kind required by law to be withheld with respect to the purchase of the Shares by the Shareholder.

(b)   If the Shareholder elects, in accordance with Section 83(b) of the Internal Revenue Code of 1986, as amended, to recognize ordinary income in the year of acquisition of the Shares, the Company will require at the time of such election an additional payment for withholding tax purposes based on the difference, if any, between the purchase price for such Shares and the fair market value of such Shares as of the day immediately preceding the date of the purchase of such Shares by the Shareholder.

10.   Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

11.   Waiver. Any provision contained in this Agreement may be waived, either generally or in any particular instance, by the Board on behalf of the Company.

12.   Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company and the Shareholder and their respective heirs, executors, administrators, legal representatives, successors and assigns, subject to the restrictions on transfer set forth in Section 4 of this Agreement.

13.   No Rights to Employment. Nothing contained in this Agreement shall be construed as giving the Shareholder any right to be retained, in any position, by the Company, whether as an employee of or consultant to the Company or in any other capacity.

14.   Section 83(b) Election. Shareholder understands that Section 83(a) of the Internal Revenue Code of 1986, as amended (the "**Code**"), taxes as ordinary income the difference between the amount paid for the Shares and the fair market value of the Shares as of the date any restrictions on the Shares lapse. In this context, "**restriction**" means the right of the Company to buy back the Shares pursuant to the Repurchase Option set forth in Section 3(a) of this Agreement. Shareholder understands that Shareholder may elect to be taxed at the time the Shares are purchased, rather than when and as the Repurchase Option expires, by filing an election under Section 83(b) (an "**83(b) Election**") of the Code with the Internal Revenue Service within 30 days from the date of purchase. Even if the fair market value of the Shares at the time of the execution of this Agreement equals the amount paid for the Shares, the election must be made to avoid income under Section 83(a) in the future. Shareholder understands that failure to file such an election in a timely manner may result in adverse tax consequences for Shareholder. Shareholder further understands that an additional copy of such election form should be filed with Shareholder's federal income tax return for the calendar year in which the date of this Agreement falls. Shareholder acknowledges that the foregoing is only a summary of the effect of United States federal income taxation with respect to purchase of the Shares hereunder, does not purport to be complete, and is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Shareholder further acknowledges that the Company has directed Shareholder to seek independent advice regarding the applicable provisions of the Code, the income tax laws of any municipality, state or foreign country in which Shareholder may reside, and the tax consequences of Shareholder's death, and Shareholder has consulted, and has been fully advised by, Shareholder's own tax advisor regarding such tax laws and tax consequences or has knowingly chosen not to consult such a tax advisor. Shareholder further acknowledges that neither the Company nor any subsidiary or representative of the Company has made any warranty or representation to the Shareholder with respect to the tax consequences of the Shareholder's purchase of the Shares or of the making or failure to make an 83(b) Election. Shareholder has decided to make an 83(b) Election and is submitting to the Company an executed form entitled "Election Under Section 83(b) of the Internal Revenue Code of 1986," attached hereto as Exhibit B. **THE SHAREHOLDER (AND NOT THE COMPANY, ITS AGENTS OR ANY OTHER PERSON) SHALL BE SOLELY RESPONSIBLE FOR APPROPRIATELY FILING SUCH FORM WITH THE IRS, EVEN IF THE SHAREHOLDER REQUESTS THE COMPANY,**

ITS AGENTS OR ANY OTHER PERSON MAKE THIS FILING ON THE SHAREHOLDER'S BEHALF.

15. <u>Notice</u>. All notices required or permitted hereunder shall be in writing and deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by certified mail, postage prepaid, addressed, in the case of the Shareholder, to the address shown beneath the Shareholder's signature to this Agreement; and in the case of the Company, to its principal office.

16. <u>Pronouns</u>. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neutral forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

17. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings relating to the subject matter of this Agreement.

18. <u>Amendment</u>. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Shareholder.

19. <u>Governing Law</u>. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of North Carolina (without reference to the conflict of law provisions thereof).

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

BNNano, Inc.

By: _____
     Kim Wilcenski
     Secretary

SHAREHOLDER:

By: _____
     Steven Wilcenski

Address: _____

FOUNDER'S AGREEMENT

This Founder's Agreement (this "**Agreement**") is entered into as of April 3, 2018 (the "**Effective Date**"), by and between BNNano, Inc., a North Carolina corporation (the "**Company**"), and Jason Taylor (the "**Founder**").

1.   Issuance of Shares.

1.1   Issuance. On the terms and conditions set forth in this Agreement, the Company previously issued an aggregate of 5,000,000 shares of the Company's Common Stock, no par value per share (the "**Shares**"), to the Founder. The issuance of such shares occurred in two tranches of 1,250,000 and 3,750,000 shares. Any agreement entered into at the time of either such issuance is hereby superseded by this Agreement.

1.2   Consideration. As consideration for the Shares, the Founder paid to the Company **$0.000001** per share (the "**Purchase Price**"). The Founder paid the Purchase Price by transferring and assigning to the Company: (a) the business plan of the Company (the "**Business Plan**") and (b) any and all right, title and interest the Founder has in the Business Plan and any Intellectual Property (as defined below) related to the Company's business, as currently conducted and as contemplated to be conducted pursuant to the Business Plan or otherwise. For purposes hereof, "**Intellectual Property**" means: (i) United States and foreign patents, trademarks, copyrights and mask works, registrations and applications therefor, and rights granted upon any reissue, division, continuation or continuation-in-part thereof, (ii) trade secret rights arising out of the laws of any and all jurisdictions, (iii) ideas, inventions, concepts, technology, software, methods, processes, drawings, illustrations, writings, know-how, show-how, trade names, domain names, web addresses and web sites, and all rights therein and thereto, (iv) any other intellectual property rights, whether or not registrable, and (v) licenses in or to any of the foregoing. Further, the Founder agrees to take all actions reasonably requested by the Company to assist the Company in effecting the foregoing transfer and in establishing, perfecting, defending, enforcing and protecting the Company's rights in any of the above transferred items, including without limitation assisting in the prosecution of any patent applications included in or based upon the Intellectual Property. Upon receipt of the Purchase Price by the Company for the Shares, the Company shall issue to the Founder one (1) or more certificates in the name of the Founder evidencing the Shares.

2.   Representations. In connection with the issuance of the Shares under this Agreement, the Founder hereby represents and warrants to the Company as follows:

2.1   The Founder is acquiring and will hold the Shares for investment for his account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**").

2.2   The Founder acknowledges that the Shares have not been registered under the Securities Act by reason of a specific exemption therefrom and that the Shares must be held indefinitely, unless they are subsequently registered under the Securities Act or the Founder obtains an opinion of counsel, in form and substance satisfactory to the Company and its counsel, that such registration is not required. The Founder acknowledges that the Company is under no obligation to register the Shares under the Securities Act.

2.3   The Founder acknowledges the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the

8

availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three (3)-month period not exceeding specified limitations. The Founder acknowledges that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

2.4   The Founder will not sell, transfer or otherwise dispose of the Shares in violation of the Securities Act, the Securities Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act. The Founder agrees that he will not dispose of the Shares unless and until he has complied with all requirements of this Agreement applicable to the disposition of Shares, and he has provided the Company with written assurances, in substance and form satisfactory to the Company, that (a) the proposed disposition does not require registration of the Shares under the Securities Act or all appropriate action necessary for compliance with the registration requirements of the Securities Act or with any exemption from registration available under the Securities Act (including Rule 144) has been taken and (b) the proposed disposition will not result in the contravention of any transfer restrictions applicable to the Shares under the securities laws or regulations of any state.

2.5   The Founder has been furnished with, and has had access to, all information that he considers necessary or appropriate for deciding whether to invest in the Shares, and the Founder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

2.6   The Founder is aware that his investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Founder is able, without impairing his financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.   **Securities Law Restrictions**. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

4.   **Notices**. All notices required or permitted hereunder shall be in writing and deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by certified mail, postage prepaid, addressed, in the case of the Company, to its principal office and, in the case of the Founder, to the address shown in the Company's records.

5.   **Successors and Assigns**. Except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns and the Founder and the Founder's legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law, whether or not any such person has become a party to this Agreement or has agreed in writing to join herein and to be bound by the terms, conditions and restrictions hereof.

6.   **General**. This Agreement (a) shall be construed and interpreted in accordance with the North Carolina Business Corporation Act, as to matters within the scope thereof, and the internal laws of the State of North Carolina (without reference to the conflict of law provisions thereof), as to all other matters, and

(b) is the entire agreement between the parties concerning the matters set forth herein and supersedes all prior oral and written agreements between them, and no waiver, alteration or cancellation of any of the provisions of this Agreement shall be binding unless in writing and signed by the party to be bound. If any portion of this Agreement is held to be invalid or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect without the invalid or unenforceable provisions. The Company hereby represents and warrants that the officials signing this Agreement have the power to do so on behalf of the Company.

[Signatures follow.]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the Effective Date.

BNNano, Inc.

By: _____
       Kim Wilcenski
       Secretary

FOUNDER:

_____
Jason Taylor

**PROPRIETARY INFORMATION, INVENTIONS,
NON-COMPETITION AND NON-SOLICITATION AGREEMENT**

This Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement (this "***Agreement***"), made effective as of April 3, 2018 (the "***Effective Date***"), is made in consideration of the issuance to me of shares of the capital stock of BNNano, Inc., a North Carolina corporation, or its subsidiaries or affiliates (the "***Company***"), and the compensation now and hereafter paid to me. I hereby agree as follows:

1.   NONDISCLOSURE.

1.1   Recognition of Company's Rights; Nondisclosure.   At all times during my engagement and thereafter, I will hold in strictest confidence and will not disclose or use any Proprietary Information (as defined below), except as such disclosure or use may be required in connection with my work for the Company or unless the Company expressly authorizes such in writing. I will obtain the Company's written approval before publishing or submitting for publication any material (written, verbal or otherwise) that relates to my work at the Company and/or incorporates any Proprietary Information. I agree that upon termination of my engagement I will acknowledge my possession of Proprietary Information by signing an appropriate list of all Proprietary Information of which I have knowledge or about which I have acquired information. I hereby assign to the Company any rights I may have or acquire in such Proprietary Information and recognize that all Proprietary Information shall be the sole property of the Company.

1.2   Proprietary Information.   The term "***Proprietary Information***" shall mean any and all confidential and/or proprietary knowledge, data or information of the Company. By way of illustration but not limitation, "Proprietary Information" includes: (a) trade secrets, inventions, ideas, processes, formulas, source and object codes, data, programs, other works of authorship,   know-how,   improvements, discoveries,   developments,   designs   and techniques, (b) information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers, and (c)

information   regarding   the   skills   and compensation   of   other   employees   and independent contractors of the Company.

1.3   Third Party Information. I understand, in addition, that the Company has received and in the future will receive from third parties confidential or proprietary information ("***Third Party Information***") subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes.   During the term of my engagement and thereafter, I will hold Third Party Information in the strictest confidence and will not disclose to anyone or use the Third Party Information, except in connection with my work for the Company.

1.4   No Improper Use of Information of Prior Employers and Others.   During my engagement by the Company, I will not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom I have an obligation of confidentiality. I will not bring onto the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom I have an obligation of confidentiality unless consented to in writing by that former employer or person. I will use in the performance of my duties only information which is generally known and used by persons with training and experience comparable to my own, which is common knowledge in the industry or otherwise legally in the public domain or which is otherwise provided or developed by the Company or me. I represent that my performance of all of the terms of this Agreement and as a consultant of the Company does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my engagement by the Company. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict herewith.

2. ASSIGNMENT OF INVENTIONS.

2.1 Proprietary Rights. The term "*Proprietary Rights*" shall mean all trade secret, patent, copyright, mask work and other intellectual property rights throughout the world.

2.2 Prior Inventions. Inventions, if any, patented or unpatented, which I made prior to the commencement of my engagement with the Company are excluded from the scope of this Agreement. To preclude any possible uncertainty, I have set forth on **Exhibit A** (Previous Inventions) attached hereto, and incorporated herein by reference, a complete list of all inventions that I have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of my engagement with the Company, that I consider to be my property or the property of third parties and that I wish to have excluded from the scope of this Agreement (collectively, "*Prior Inventions*"). If disclosure of any such Prior Invention would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Prior Inventions in **Exhibit A** but am only to disclose a cursory name for each such invention, a listing of the party to whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. If no such disclosure is attached, I represent that there are no Prior Inventions. If, in the course of my engagement with the Company, I incorporate a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sublicensees) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, I agree that I will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions (as defined below) without the Company's prior written consent.

2.3 Assignment of Inventions. I hereby assign and agree to assign in the future all of my right, title and interest in and to any and all inventions (and all Proprietary Rights with respect thereto), trade secrets, confidential and proprietary information, software programs, discoveries, conceptions, preparations and developments, whether or not eligible for or covered by patent, copyright or trade secret protection (collectively, "*Inventions*"), and whether or not such Inventions constitute works for hire or would otherwise belong to the Company by operation of law which (a) are related to the Company's business or actual or demonstrably anticipated research or development or (b) were developed during Company time or using Company resources (collectively, "*Assigned Inventions*") that become known to, or are made, conceived, reduced to practice or learned by me, either alone or jointly with others, during the period of my engagement with the Company. Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this Section 2, are hereinafter referred to as "*Company Inventions*."

2.4 Obligation to Keep Company Informed. I will promptly disclose to the Company fully and in writing all Inventions authored, conceived or reduced to practice by me, either alone or jointly with others, during the period of my engagement. At the time of each such disclosure, I will advise the Company in writing of any Inventions that I believe are non-assignable inventions under the provisions of N.C. GEN. STAT. §66-57.1 (inventions that I developed entirely on my own time without using the Company's equipment, supplies, facility or trade secret information, unless such invention (a) relates to the Company's business or actual or demonstrably anticipated research or development, or (b) results from any work performed by me for the Company), and I will at that time provide to the Company in writing all evidence necessary to substantiate that belief.

2.5 Works for Hire. I acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of my engagement and which are protectable by copyright are "works made for hire," pursuant to United States Copyright Act (17 U.S.C., Section 101).

2.6   Enforcement of Proprietary Rights. I will assist the Company in every proper way to obtain, and from time to time enforce, United States and foreign Proprietary Rights relating to Company Inventions in any and all countries. To that end I will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Proprietary Rights and the assignment thereof. In addition, I will execute, verify and deliver assignments of such Proprietary Rights to the Company or its designee. My obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries shall continue beyond the termination of my engagement, but the Company shall compensate me at a reasonable rate after my termination for the time actually spent by me and for any reasonable expenses actually incurred by me at the Company's request on such assistance.

In the event the Company is unable for any reason, after reasonable effort, to secure my signature on any document needed in connection with the actions specified in the preceding paragraph, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and in my behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by me. I hereby waive and quitclaim to the Company any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to the Company.

3.   NO CONFLICTS OR SOLICITATION.   To protect the Company's Proprietary Information, I agree that, during my engagement by the Company, I will not, without

the Company's express written consent, enter into any other engagement or business activity with any other person or entity engaged in a Restricted Business (as defined below). I also agree that, during my engagement by the Company and for one (l) year after the termination of my engagement by the Company, I will not, either directly or through others: (a) request, induce or solicit any employee, independent contractor or consultant of the Company to terminate his or her engagement, independent contractor or consultant relationship with the Company, (b) request, induce or solicit any customers, prospective customers or suppliers of the Company, which were customers, prospective customers or suppliers of the Company during the last year of my engagement by the Company, to curtail or cancel their business with the Company, to do business within the scope of the Company's Business (as defined below) with a Restricted Business or to purchase products or services that are competitive with products or services offered by the Company, (c) request, induce or solicit any customers, prospective customers or suppliers of the Company with which I worked or had business contact during the last year of my engagement by the Company to curtail or cancel their business with the Company, to do business within the scope of the Company's Business with a Restricted Business or to purchase products or services that are competitive with products or services offered by the Company, (d) provide products or services that are competitive with products or services of the Company to any customers, prospective customers or suppliers of the Company, which were customers, prospective customers or suppliers of the Company during the last year of my engagement by the Company, or (e) provide products or services that are competitive with products or services of the Company to any customers, prospective customers or suppliers of the Company with which I worked or had business contact during the last year of my engagement by the Company. If any restriction set forth in this Section 3 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which such court shall determine it to be enforceable.

4. COVENANT NOT TO COMPETE. To protect the Company's Proprietary Information, I agree that, during my engagement by the Company and for one (l) year after the termination of my engagement by the Company, I will not: (a) perform services (or assist others to perform services), within the Restricted Territory (as defined below) for any Restricted Business, that are the same or similar to any services that I performed for the Company or that otherwise utilize skills, knowledge and/or business contacts and relationships that I utilized while providing services to the Company, (b) engage in any activities (or assist others to engage in any activities) within the Restricted Territory that compete with the Company's Business, or (c) own or beneficially own an equity interest in a Restricted Business. It is agreed that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not constitute a violation of this provision.

4.1 Reasonable. I agree and acknowledge that the time limitation on the restrictions in Section 4, combined with the geographic scope, is reasonable. I also acknowledge and agree that Section 4 is reasonably necessary for the protection of Proprietary Information, that through my engagement I shall receive adequate consideration for any loss of opportunity associated with the provisions herein and that these provisions provide a reasonable way of protecting the Company's Business value, which will be imparted to me.

4.2 As used herein, the terms:

(a) "*Restricted Business*" shall mean any corporation, partnership, person or other entity that is researching, developing, manufacturing, marketing, distributing or selling any product, service or technology that is competitive with any part of the Company's Business at any time.

(b) The "**Company's Business**" shall mean the development, manufacture, marketing, distribution or sale of, including research directed to, any product, service or technology that the Company is developing, manufacturing, marketing, distributing or selling or to which the Company is directing research. As of the date of this Agreement, the Company's Business includes, but is not limited to, research directed to and the development, manufacture, marketing, distribution and/or sale of Company's business includes the development, manufacture, marketing, distribution and/or sale of boron nitride nanotubes. I understand that, during my engagement by the Company, the Company's Business may expand or change, and I agree that any such expansions or changes shall expand or contract the definition of the Company's Business and my obligations under this Agreement accordingly.

(c) "*Restricted Territory*" shall mean the following severable geographic areas: (i) throughout the world, (ii) within any country in which the Company or a Competing Business is engaged in business, (iii) within any country in which the Company is engaged in business, (iv) within any country in which I performed services while engaged by the Company or for which I had responsibility while engaged by the Company, (v) within the United States, (vi) within any state, including the District of Columbia, in which the Company or a Competing Business is engaged in business, (vii) within any state, including the District of Columbia, in which the Company is engaged in business, (viii) within any state, including the District of Columbia, in which I performed services while engaged by the Company or for which I had responsibility while engaged by the Company, (ix) the State of North Carolina, (x) within a 100-mile radius of my principal place of engagement by the Company, and (xi) within a 100-mile radius of the Company's corporate headquarters or principal place of business. If a court of competent jurisdiction determines that the Restricted Territory is too restrictive to be enforceable, then the parties agree that the Restricted Territory shall be reduced to the least extent necessary to make the restriction enforceable.

5. NON-DISPARAGEMENT. I agree not to make any disclosures, issue any statements or otherwise cause to be disclosed any information which is designed, intended or might reasonably be anticipated to disparage the Company, its officers or directors, its business, services, products and/or personnel.

6. RECORDS. I agree to keep and maintain adequate and current records of all Proprietary Information developed by me and all Inventions made by me during the period of my engagement at the Company, which records shall be available to and remain the sole property of the Company at all times.

7. NO CONFLICTING OF OBLIGATION. I represent that my performance of all the terms of this Agreement and as a consultant of the Company does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my engagement by the Company. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict herewith.

8. RETURN OF COMPANY MATERIALS. When I leave the engagement of the Company, I will deliver to the Company any and all drawings, notes, memoranda, specifications, devices, formulas and documents, together with all copies thereof, and any other material containing or disclosing any Company Inventions, Third Party Information or Proprietary Information in whatever form such information is contained. I further agree that any property situated on the Company's premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice.

9. LEGAL AND EQUITABLE REMEDIES. Because my services are personal and unique and because I may have access to and become acquainted with the Proprietary Information, the Company shall have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement.

10. NOTICES. Any notices required or permitted hereunder shall be given to the appropriate party at the address specified below or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address, or if sent by certified mail, three (3) days after the date of mailing.

11. NOTIFICATION OF NEW EMPLOYER. In the event that I leave the engagement of the Company, I hereby consent to the notification of my new employer of my rights and obligations under this Agreement.

12. GENERAL PROVISIONS.

12.1 Governing Law; Consent to Personal Jurisdiction and Exclusive Forum. This Agreement shall be construed, interpreted and governed in accordance with and by North Carolina law, without regard to the conflict of laws principles thereof. The state and federal courts in North Carolina shall be the exclusive venues for the adjudication of all disputes arising out of this Agreement, and I consent to the exercise of personal jurisdiction over me in any such adjudication and hereby waive any and all objections and defenses to the exercise of such personal jurisdiction. Any action brought in contravention of this paragraph by one party is subject to dismissal at any time and at any stage of the proceedings by the other, and no action taken by the other in defending, counterclaiming or appealing shall be construed as a waiver of this right to immediate dismissal. A party bringing an action in contravention of this paragraph shall be liable to the other party for the costs, expenses and attorneys' fees incurred in successfully dismissing the action or successfully transferring the action to the state and federal courts in North Carolina.

12.2 Severability. In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If, moreover, any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

12.3 "**Consultant**" **Term.** For purposes of this Agreement, the term "consultant" shall be deemed to include "founder", "director" and "independent contractor".

12.4 **Successors and Assigns.** This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors and its assigns.

12.5 **Survival.** The provisions of this Agreement shall survive the termination of my engagement and the assignment of this Agreement by the Company to any successor in interest or other assignee.

12.6 **No Employment Rights.** I agree and understand that my engagement is at-will which means I or the Company each have the right to terminate my engagement at will, with or without advance notice and with or without cause. I further agree and understand that nothing in this Agreement shall confer any right with respect to continuation of engagement by the Company, nor shall it interfere in any way with my right or the Company's right to terminate my engagement at any time, with or without cause or notice.

12.7 **Waiver.** No waiver by the Company of any breach of this Agreement shall be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under this Agreement shall be construed as a waiver of any other right. The Company shall not be required to give notice to enforce strict adherence to all terms of this Agreement.

12.8 **Tolling of Limitation Period.** I agree that a breach of any provision(s) of this Agreement will toll the running of the limitation period with respect to such provision(s) for as long as such breach occurs.

12.9 **Entire Agreement.** The obligations pursuant to Sections 1 through 4 and Sections 6 and 7 (including all subparts) of this Agreement shall apply to any time during which I was previously engaged, or am in the future engaged, by the Company as a consultant if no other agreement governs nondisclosure and assignment of inventions during such period. This Agreement is the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions between us with respect to the subject matter hereof. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

[*Signature Page Follows*]

This Agreement shall be effective as of the Effective Date.

I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS.

_____

Jason Taylor

ACCEPTED AND AGREED TO:

BNNANO, INC.

By: _____

     Kim Wilcenski
     Secretary

STOCK REPURCHASE AGREEMENT

This Stock Repurchase Agreement (this "**Agreement**") made effective as of April 3, 2018 (the "**Effective Date**"), by and between BNNano, Inc., a North Carolina corporation (the "**Company**"), and Jason Taylor (the "**Shareholder**"). This Agreement supersedes any prior agreement between the Company and the Shareholder with respect to the Shares (as defined below).

1.   Purchase of Shares. The Shareholder is the record and beneficial holder of 5,000,000 shares of Common Stock of the Company, no par value per share (the "**Common Stock**"). Now, the Shareholder desires and agrees to subject 3,750,000 shares (the "**Shares**") to the Purchase Option set forth in Section 2 of this Agreement and the restrictions on transfer set forth in Section 4 of this Agreement.

2.   Purchase Option.

(a)   If the Shareholder ceases to be employed by the Company, for any reason prior to the fourth anniversary of the Effective Date, the Company shall have the right and option (the "**Purchase Option**") to purchase from the Shareholder, for the amount of $0.000001 per share (the "**Option Price**"), up to the number of the Shares that are unvested at the time the Shareholder ceases to be employed by the Company. The Shares shall vest in accordance with the following schedule: 25% of the Shares shall vest on the first anniversary of the Effective Date; and 2.0833% of the Shares shall vest on the first day of each subsequent month thereafter year, such that all of the Shares will be fully vested after forty-eight (48) months of continuous employment by the Company after the Effective Date.

(b)   For purposes of this Agreement, employment by the Company shall include employment by or consulting services provided to the Company or a parent or subsidiary of the Company.

(c)   Notwithstanding the provisions of Section 2(a) hereof, all of the unvested Shares shall immediately vest upon the occurrence of an "Acceleration Event" as defined below. An "**Acceleration Event**" shall be deemed to have occurred upon (i) the merger or consolidation of the Company with or into another entity such that the shareholders of the Company prior to such transaction do not or are not expected to own a majority of the voting stock of the surviving entity, (ii) the sale or other disposition of 50% or more of the Company's assets or the sale of all or substantially all of the capital stock of the Company, or (iii) the liquidation of the Company.

3.   Exercise of Purchase Option and Closing.

(a)   The Company may exercise the Purchase Option by a notice of exercise to the Shareholder (or the Shareholder's estate), in accordance with Section 14, within sixty (60) days after the termination of the Shareholder's active participation in the business of the Company. Such notice shall specify the number of Shares to be purchased. If the Purchase Option is not so exercised within such sixty (60)-day period, the Purchase Option shall automatically expire and terminate effective upon the expiration of such sixty (60)-day period.

(b)   Within ten (10) days after the Shareholder's (or the Shareholder's estate) receipt of the Company's notice of the exercise of the Purchase Option pursuant to Section 3(a) above, the Shareholder (or the Shareholder's estate) shall tender to the Company at its principal offices the certificate or certificates representing the Shares which the Company has elected to purchase, duly endorsed in blank by the Shareholder (or the Shareholder's estate) or with duly endorsed stock powers attached thereto, all in form suitable for the transfer of such Shares to the Company. Upon its receipt of such Shares, the Company shall deliver or mail to the Shareholder (or the Shareholder's estate) a check in the amount of the aggregate Option Price therefor.

(c)　　After the time at which any Shares are required to be delivered to the Company for transfer to the Company pursuant to Section 3(b) above, the Company shall not pay any dividend to the Shareholder on account of such Shares or permit the Shareholder (or the Shareholder's estate) to exercise any of the privileges or rights of a shareholder with respect to such Shares, but shall, insofar as permitted by law, treat the Company as the owner of such Shares.

(d)　　The Option Price may be payable, at the option of the Company, in cancellation of all or a portion of any outstanding indebtedness of the Shareholder to the Company or in cash (by check) or both.

(e)　　The Company shall not purchase any fraction of a Share upon exercise of the Purchase Option, and any fraction of a Share resulting from a computation made pursuant to Section 2 of this Agreement shall be rounded to the nearest whole Share (with any one-half Share being rounded upward).

4.　　Restrictions on Transfer.

(a)　　Except as otherwise provided in Section 4(b) or 4(c) below, the Shareholder shall not sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively "**transfer**"), any of the Shares, or any interest therein.

(b)　　If, at any time or from time to time, the Shareholder proposes to transfer any Shares not then subject to the Purchase Option (the "**Offered Shares**"), the Shareholder shall first give written notice of the proposed transfer (the "**Transfer Notice**") to the Company. The Transfer Notice shall name the proposed transferee and state the number of Offered Shares to be transferred, the price per Offered Share and all other material terms and conditions of the proposed transfer. The Company shall have the option to purchase all, but not less than all, of the Offered Shares at the purchase price and upon the other terms and conditions specified in the Transfer Notice. The Company may accept the offer by notifying the Shareholder in writing, within twenty (20) days after the date of its receipt of the Transfer Notice, of its acceptance. The closing of the purchase of Offered Shares pursuant to this Section 4(b) shall occur at the principal offices of the Company within fifteen (15) days after receipt by the Shareholder of the Company's notice of acceptance. At the closing, the Shareholder shall tender to the Company the certificate or certificates representing the Offered Shares, duly endorsed in blank or with duly endorsed stock powers attached thereto, all in forms suitable for the transfer of such Offered Shares, free and clear of all liens, encumbrances and restrictions (other than those imposed by the Company's Certificate of Incorporation or Bylaws or applicable laws) to the Company against delivery by the Company to the Shareholder of a check in the amount of the aggregate purchase price therefor, that, if the terms of the payment set forth in the Transfer Notice were other than cash against delivery, the Company may, at its option, pay for the Offered Shares on the same terms and conditions set forth in the Transfer Notice. If the Company does not elect to acquire all of the Offered Shares, the Shareholder may transfer to the proposed transferee, within the sixty (60)-day period following the expiration of the rights granted to the Company pursuant to this Section 4(b), all, but not less than all, of the Offered Shares, provided, that (i) such transfer shall not be on terms and conditions more favorable to the transferee than those contained in the Transfer Notice, (ii) such transfer shall comply with all applicable state and federal securities laws, (iii) the Shares so transferred shall remain subject to this Agreement (including without limitation the restrictions on transfer set forth in this Section 4), and (iv) such transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

(c)   Notwithstanding the foregoing, the Shareholder may transfer Shares (whether or not subject to the Purchase Option) to or for the benefit of any parent, spouse, child or grandchild, or to a trust or custodial account for his, her or their benefit, without first offering such Shares to the Company pursuant hereto, provided, that (i) such transfer shall comply with all applicable state and federal securities laws, (ii) such Shares shall remain subject to this Agreement (including without limitation the Purchase Option, if then applicable, and the restrictions on transfer set forth in this Section 4), and (iii) such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

(d)   Except as set forth in Section 4(c), the Shareholder may not transfer any Shares subject to the Purchase Option.

(e)   The restrictions on transfer set forth in this Section 4 shall remain in effect from the date hereof until the date on which the Company (or, in the event of a transaction to which Section 8(b) applies, an Acquiring Corporation (as defined below)) first becomes subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (provided, however, that, if the Company first becomes subject to such reporting requirements in connection with the sale of the Company's Common Stock in a public offering registered under the Securities Act of 1933, as amended (the "**Securities Act**"), the date determined pursuant to this Section 4(e) shall be deemed to be the date of the closing of such sale).

5.   Effect of Prohibited Transfer. The Company shall not be required (a) to transfer on its books any of the Shares which shall have been sold or transferred in violation of any of the provisions set forth in this Agreement, or (b) to treat as owner of such Shares or to pay dividends to any transferee to whom any such Shares shall have been so sold or transferred.

6.   Restrictive Legend. All certificates representing Shares shall have affixed thereto a legend in substantially the following form, in addition to any other legends that may be required under federal or state securities laws:

> "The shares represented by this certificate are subject to restrictions on transfer and an option to purchase set forth in a certain Stock Repurchase Agreement between the Company and the registered owner of this certificate (or such owner's predecessor in interest), and such Stock Repurchase Agreement is on file in, and may be examined at, the principal office of the Company."

7.   Investment Representations. The Shareholder represents, warrants and covenants as follows:

(a)   The Shareholder is purchasing the Shares for the Shareholder's own account for investment only and not with a view to, or for sale in connection with, any distribution of the Shares in violation of the Securities Act, or any rule or regulation under the Securities Act.

(b)   The Shareholder has had such opportunity as the Shareholder has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Shareholder to evaluate the merits and risks of the Shareholder's investment in the Company.

(c)   The Shareholder has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the purchase of the Shares and to make an informed investment decision with respect to such purchase.

(d)   The Shareholder can afford a complete loss of the value of the Shares and is able to bear the economic risk of holding such Shares for an indefinite period.

(e)   The Shareholder understands that (i) the Shares have not been registered under the Securities Act and are "**restricted securities**" within the meaning of Rule 144 under the Securities Act; (ii) the Shares cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available; (iii) in any event, the exemption from registration under Rule 144 will not be available for at least one (1) year and even then will not be available unless a public market then exists for the Common Stock, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; and (iv) there is now no registration statement on file with the Securities and Exchange Commission with respect to any stock of the Company, and the Company has no obligation or current intention to register the Shares under the Securities Act.

(f)   A legend substantially in the following form will be placed on the certificate representing the Shares:

"The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred or otherwise disposed of in the absence of an effective registration statement under such Act or an opinion of counsel satisfactory to the Company to the effect that such registration is not required."

8.   Adjustments for Stock Splits, Stock Dividends, Etc.

(a)   If from time to time during the term of the Purchase Option there is any stock split, stock dividend, stock distribution or other reclassification of the Common Stock of the Company, any and all new, substituted or additional securities to which the Shareholder is entitled by reason of the Shareholder's ownership of the Shares shall be immediately subject to the Purchase Option, the restrictions on transfer and other provisions of this Agreement in the same manner and to the same extent as the Shares, and the Option Price shall be appropriately adjusted.

(b)   If the Shares are converted into or exchanged for, or shareholders of the Company receive by reason of any distribution in total or partial liquidation, securities of another Company (an "**Acquiring Corporation**"), or other property (including cash), pursuant to any merger of the Company or acquisition of its assets by an Acquiring Corporation, then the rights of the Company under this Agreement shall inure to the benefit of the Acquiring Corporation, and this Agreement shall apply to the securities or other property received from the Acquiring Corporation upon such conversion, exchange or distribution in the same manner and to the same extent as the Shares.

9.   Withholding Taxes.

(a)   The Shareholder acknowledges and agrees that the Company has the right to deduct from payments of any kind otherwise due to the Shareholder any federal, state or local taxes of any kind required by law to be withheld with respect to the purchase of the Shares by the Shareholder.

(b)   If the Shareholder elects, in accordance with Section 83(b) of the Internal Revenue Code of 1986, as amended, to recognize ordinary income in the year of acquisition of the Shares, the Company will require at the time of such election an additional payment for withholding tax purposes based on the difference, if any, between the purchase price for such Shares and the fair market value of such Shares as of the day immediately preceding the date of the purchase of such Shares by the Shareholder.

10. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

11. Waiver. Any provision contained in this Agreement may be waived, either generally or in any particular instance, by the Board on behalf of the Company.

12. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company and the Shareholder and their respective heirs, executors, administrators, legal representatives, successors and assigns, subject to the restrictions on transfer set forth in Section 4 of this Agreement.

13. No Rights to Employment. Nothing contained in this Agreement shall be construed as giving the Shareholder any right to be retained, in any position, by the Company, whether as an employee of or consultant to the Company or in any other capacity.

14. Section 83(b) Election. Shareholder understands that Section 83(a) of the Internal Revenue Code of 1986, as amended (the "**Code**"), taxes as ordinary income the difference between the amount paid for the Shares and the fair market value of the Shares as of the date any restrictions on the Shares lapse. In this context, "**restriction**" means the right of the Company to buy back the Shares pursuant to the Repurchase Option set forth in Section 3(a) of this Agreement. Shareholder understands that Shareholder may elect to be taxed at the time the Shares are purchased, rather than when and as the Repurchase Option expires, by filing an election under Section 83(b) (an "**83(b) Election**") of the Code with the Internal Revenue Service within 30 days from the date of purchase. Even if the fair market value of the Shares at the time of the execution of this Agreement equals the amount paid for the Shares, the election must be made to avoid income under Section 83(a) in the future. Shareholder understands that failure to file such an election in a timely manner may result in adverse tax consequences for Shareholder. Shareholder further understands that an additional copy of such election form should be filed with Shareholder's federal income tax return for the calendar year in which the date of this Agreement falls. Shareholder acknowledges that the foregoing is only a summary of the effect of United States federal income taxation with respect to purchase of the Shares hereunder, does not purport to be complete, and is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Shareholder further acknowledges that the Company has directed Shareholder to seek independent advice regarding the applicable provisions of the Code, the income tax laws of any municipality, state or foreign country in which Shareholder may reside, and the tax consequences of Shareholder's death, and Shareholder has consulted, and has been fully advised by, Shareholder's own tax advisor regarding such tax laws and tax consequences or has knowingly chosen not to consult such a tax advisor. Shareholder further acknowledges that neither the Company nor any subsidiary or representative of the Company has made any warranty or representation to the Shareholder with respect to the tax consequences of the Shareholder's purchase of the Shares or of the making or failure to make an 83(b) Election. Shareholder has decided to make an 83(b) Election and is submitting to the Company an executed form entitled "Election Under Section 83(b) of the Internal Revenue Code of 1986," attached hereto as Exhibit B. **THE SHAREHOLDER (AND NOT THE COMPANY, ITS AGENTS OR ANY OTHER PERSON) SHALL BE SOLELY RESPONSIBLE FOR APPROPRIATELY FILING SUCH FORM WITH THE IRS, EVEN IF THE SHAREHOLDER REQUESTS THE COMPANY,**

ITS AGENTS OR ANY OTHER PERSON MAKE THIS FILING ON THE SHAREHOLDER'S BEHALF.

15. <u>Notice</u>. All notices required or permitted hereunder shall be in writing and deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by certified mail, postage prepaid, addressed, in the case of the Shareholder, to the address shown beneath the Shareholder's signature to this Agreement; and in the case of the Company, to its principal office.

16. <u>Pronouns</u>. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neutral forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

17. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings relating to the subject matter of this Agreement.

18. <u>Amendment</u>. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Shareholder.

19. <u>Governing Law</u>. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of North Carolina (without reference to the conflict of law provisions thereof).

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

BNNano, Inc.

By: _____
      Kim Wilcenski
      Secretary

SHAREHOLDER:

By: _____
      Jason Taylor

Address: _____

_____